EXHIBIT (a)(1)(A)

OFFER TO PURCHASE FOR CASH

ALL OUTSTANDING SHARES OF COMMON STOCK

OF

ALARIS MEDICAL SYSTEMS, INC.

BY

BLUE MERGER CORP.

A WHOLLY OWNED SUBSIDIARY

OF

CARDINAL HEALTH, INC.

AT

$22.35 NET PER SHARE

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, JUNE 25, 2004, UNLESS THE OFFER IS EXTENDED.

THE OFFER IS BEING MADE PURSUANT TO AN AGREEMENT AND PLAN OF MERGER, DATED AS OF MAY 18, 2004 (THE “MERGER AGREEMENT”), BY AND AMONG CARDINAL HEALTH, INC., BLUE MERGER CORP., A WHOLLY OWNED SUBSIDIARY OF CARDINAL HEALTH (“SUBCORP”), AND ALARIS MEDICAL SYSTEMS, INC. THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (I) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER A NUMBER OF SHARES OF COMMON STOCK, PAR VALUE $0.01 PER SHARE, OF ALARIS (DISREGARDING ANY SHARES TENDERED BY ANY EXECUTIVE OFFICER OR DIRECTOR OF ALARIS), THAT REPRESENTS AN AMOUNT EQUAL TO ONE SHARE MORE THAN THE NUMBER OF SHARES EQUAL TO (A) ALARIS’ MAJORITY STOCKHOLDER’S SHARES PLUS (B) A MAJORITY OF THE THEN ISSUED AND OUTSTANDING ALARIS SHARES (OTHER THAN (1) ALARIS’ MAJORITY STOCKHOLDER’S SHARES AND (2) SHARES OWNED BENEFICIALLY OR OF RECORD BY DIRECTORS OR EXECUTIVE OFFICERS OF ALARIS) (WHICH AMOUNT AS OF MAY 27, 2004, EQUALED 59,183,803 SHARES), AND (II) ANY APPLICABLE WAITING PERIOD UNDER THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED, OR UNDER ANY APPLICABLE FOREIGN STATUTES OR REGULATIONS HAVING EXPIRED OR BEEN TERMINATED. THE OFFER ALSO IS SUBJECT TO OTHER CONDITIONS SET FORTH IN THIS OFFER TO PURCHASE. SEE SECTION 14—“CONDITIONS OF THE OFFER.”

THE BOARD OF DIRECTORS OF ALARIS UNANIMOUSLY (I) APPROVED THE MERGER AGREEMENT, AND DEEMED THE MERGER AGREEMENT, THE OFFER, THE MERGER AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT ADVISABLE, FAIR TO AND IN THE BEST INTERESTS OF THE ALARIS STOCKHOLDERS, (II) APPROVED THE MERGER AGREEMENT, THE SUPPORT AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT AND THE SUPPORT AGREEMENT, INCLUDING THE OFFER AND THE MERGER IN ALL RESPECTS AND FOR PURPOSES OF SECTION 203 OF THE DGCL AND (III) RECOMMENDS THAT THE ALARIS STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR ALARIS SHARES UNDER THE OFFER TO SUBCORP.

IMPORTANT

        Any ALARIS stockholder wishing to tender Shares in the Offer must either (i) complete and sign the letter of transmittal (or a facsimile) in accordance with the instructions in the letter of transmittal, and mail or deliver the letter of transmittal and all other required documents to EquiServe Trust Company (the “Depositary”) together with certificates representing Shares tendered or follow the procedure for book-entry transfer set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” or (ii) request the ALARIS stockholder’s broker, dealer, commercial bank, trust company or other nominee to effect the tender of Shares to Subcorp. An ALARIS stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact that person if the ALARIS stockholder wishes to tender those Shares.

Any ALARIS stockholder that wishes to tender Shares and cannot deliver certificates representing those Shares and all other required documents to the Depositary on or prior to the Expiration Date (as defined below) or that cannot comply with the procedures for book-entry transfer on a timely basis may tender the Shares pursuant to the guaranteed delivery procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares.” Questions and requests for assistance may be directed to MacKenzie Partners, Inc., the Information Agent, at its address and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the letter of transmittal, the notice of guaranteed delivery and other related materials may be obtained from the Information Agent. The ALARIS stockholders also may contact their broker, dealer, commercial bank, trust company or other nominee for copies of these documents.

May 28, 2004

TABLE OF CONTENTS

		Page
Summary Term Sheet		ii

Introduction		1

1.	Terms of the Offer	3

2.	Acceptance for Payment and Payment for Shares	5

3.	Procedures for Accepting the Offer and Tendering Shares	6

4.	Withdrawal Rights	9

5.	Material United States Federal Income Tax Consequences	9

6.	Price Range of the Shares; Dividends	10

7.	Possible Effects of the Offer on the Market for the Shares; NYSE Listing; Securities Exchange Act Registration; Margin Regulations	10

8.	Information Concerning ALARIS	12

9.	Information Concerning Cardinal Health and Subcorp	13

10.	Background of the Offer; Past Contacts or Negotiations with ALARIS	14

11.	Purpose of the Offer; the Merger Agreement; the Support Agreement; Statutory Requirements; Appraisal Rights; “Going Private” Transactions; Plans for ALARIS	19

12.	Source and Amount of Funds	35

13.	Dividends and Distributions	36

14.	Conditions of the Offer	36

15.	Legal Matters; Required Regulatory Approvals	38

16.	Fees and Expenses	40

17.	Miscellaneous	41

Schedule I—Directors and Executive Officers of Cardinal Health and Subcorp		42

i

Summary Term Sheet

Securities Sought:	All outstanding common stock of ALARIS Medical Systems, Inc.

Price Offered Per Share:	$22.35

Scheduled Expiration Date:	June 25, 2004

Purchaser:	Blue Merger Corp., a wholly owned subsidiary of Cardinal Health, Inc.

Minimum Condition:	At least one share more than the number of shares (disregarding any shares tendered by any executive officer or director of ALARIS) equal to (a) ALARIS’ Majority Stockholder’s shares plus (b) a majority of the then issued and outstanding shares (other than (1) ALARIS’ Majority Stockholder’s shares and (2) shares of ALARIS common stock owned beneficially or of record by directors or executive officers of ALARIS). As of May 27, 2004, the required minimum number of shares would have been 59,183,803 ALARIS shares.

Majority Stockholder Support Agreement	ALARIS’ Majority Stockholder has agreed to tender the 46,643,209 shares he beneficially owns into the Offer

ALARIS Board Recommendation:	ALARIS’ Board of Directors unanimously recommends the ALARIS stockholders tender into the Offer

Principal Terms

•	Cardinal Health, Inc., an Ohio corporation, through its wholly owned subsidiary, is offering to buy all outstanding common stock of ALARIS Medical Systems, Inc., a Delaware corporation.

•	The tender price is $22.35 per share in cash.

•	The offer is the first step in Cardinal Health’s plan to acquire all outstanding ALARIS shares, as provided in Cardinal Health’s merger agreement with ALARIS. If the offer is successful, Cardinal Health, through its wholly owned subsidiary, will acquire any remaining ALARIS shares in a later merger for $22.35 per share in cash. ALARIS stockholders will have appraisal rights in the merger, but not in the offer.

•	The initial offering period of the offer will expire at 12:00 midnight, New York City time, on Friday, June 25, 2004 unless we extend the offer. We may, without the consent of ALARIS, elect to provide a “subsequent offer period” of not less than three and no more than 20 business days beginning immediately after the expiration date of the offer.

•	If we decide to extend the offer, we will issue a press release giving the new expiration date no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration date of the offer.

•	Pursuant to a support agreement entered into with Cardinal Health, Jeffry M. Picower, whom, together with certain of his affiliates, we refer to as ALARIS’ Majority Stockholder, has agreed to tender all of his and his affiliates’ ALARIS shares into the offer.

ALARIS Board Recommendation

The board of directors of ALARIS unanimously:

•	approved the merger agreement, and deemed the merger agreement, the offer, the merger and the transactions contemplated by the merger agreement advisable, fair to and in the best interests of the ALARIS stockholders,

•	approved the merger agreement, the support agreement and the transactions contemplated by the merger agreement, including the offer and the merger, in all respects, and

•	recommends that the ALARIS stockholders accept the offer and tender their ALARIS shares under the offer to Subcorp.

Conditions and Termination

We are not required to complete the offer, unless:

•	the number of shares validly tendered is at least one share more than the number of shares (disregarding any shares tendered by any executive officer or director of ALARIS) equal to (a) ALARIS’ Majority Stockholder’s shares plus (b) a majority of the then issued and outstanding shares (other than (1) ALARIS’ Majority Stockholder’s shares and (2) shares of ALARIS common stock owned beneficially or of record by directors or executive officers of ALARIS). As of May 27, 2004, the required minimum number of shares would have been 59,183,803 ALARIS shares; and

•	we receive all required antitrust clearances, including in the United States and Germany.

Other conditions to the offer and Cardinal Health’s and ALARIS’ respective rights to terminate the merger agreement are described on pages 36 through 38 of this offer to purchase. The offer is not conditioned on Cardinal Health obtaining financing.

Procedures for Tendering

If you wish to accept the offer, this is what you must do:

•	If you are a record holder (i.e., a stock certificate has been issued to you), you must complete and sign the enclosed letter of transmittal and send it with your stock certificate to the depositary for the offer or follow the procedures described in this offer to purchase and the enclosed letter of transmittal for book-entry transfer. These materials must reach the depositary before the offer expires. Detailed instructions are contained in the letter of transmittal and on pages 6 through 9 of this offer to purchase.

•	If you are a record holder but your stock certificate is not available or you cannot deliver your stock certificate to the depositary before the offer expires, you may be able to tender your ALARIS shares using the enclosed notice of guaranteed delivery. Please call the Information Agent, MacKenzie Partners, Inc., at (800) 322-2885 (Toll-Free) or (212) 929-5500 (Collect) for assistance. See pages 6 through 9 of this offer to purchase for further details.

•	If you hold your ALARIS shares through a broker or bank, you should contact your broker or bank and give instructions that your ALARIS shares be tendered.

Withdrawal Rights

•

If, after tendering your ALARIS shares in the offer, you decide that you do not want to accept the offer, you can withdraw your ALARIS shares by so instructing the depositary in writing before the offer expires. If you tendered your ALARIS shares by giving instructions to a broker or bank, you must instruct the broker or bank to arrange for the withdrawal of your ALARIS shares. See page 9 of this offer to purchase for further details.

Recent ALARIS Trading Prices

•	The closing price for ALARIS shares was:

$18.88 per share on May 18, 2004, the last trading day before we announced the merger agreement, and $22.21 per share on May 27, 2004, the last trading day before the date of this offer to purchase.

Before Deciding Whether to Tender, You Should Obtain a Current Market Quotation for the Shares.

•	If the offer is successful, we expect the ALARIS shares to continue to be traded on the New York Stock Exchange (“NYSE”) until the time of the merger, although we expect trading volume to be significantly below its pre-offer level. Please note that the time period between completion of the offer and the merger may be very short (i.e., less than one trading day).

Income Tax Consequences of Tendering Your ALARIS Shares

•	The sale or exchange of ALARIS shares pursuant to the offer or the merger will be a taxable transaction for United States federal income tax purposes. In general, an ALARIS stockholder that sells ALARIS shares pursuant to the offer or receives cash in exchange for ALARIS shares pursuant to the merger will recognize gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and the ALARIS stockholder’s tax basis in the ALARIS shares sold or exchanged. See page 9 of this offer to purchase for further details.

Further Information

•	If you have questions about the offer, you can call:

The Information Agent:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, New York 10016

Call Collect (212) 929-5500

or

Call Toll-Free (800) 322-2885

Email: proxy@mackenziepartners.com

Frequently Asked Questions

The following are answers to some of the questions you, as an ALARIS stockholder, may have about the offer. We urge you to carefully read the remainder of this offer to purchase and the letter of transmittal and the other documents to which we have referred because the information in this summary term sheet is not complete. Additional important information is contained in the remainder of this offer to purchase and the letter of transmittal.

Who is offering to buy my securities?

We are Blue Merger Corp., a Delaware corporation formed for the purpose of making this acquisition. We are a wholly owned subsidiary of Cardinal Health. See the “Introduction” to this offer to purchase and Section 9—“Information Concerning Cardinal Health and Subcorp” in this offer to purchase.

Will I have to pay any fees or commissions?

If you are the record owner of your ALARIS shares and you directly tender your ALARIS shares to us in the offer, you will not have to pay brokerage fees or similar expenses. If you own your ALARIS shares through a broker or other nominee, and your broker tenders your ALARIS shares on your behalf, your broker or nominee may charge you a fee or commission for doing so. You should consult your broker or nominee to determine whether any charges will apply. See the “Introduction” to this offer to purchase.

Have any ALARIS stockholders agreed to tender their Shares?

Yes. Jeffry M. Picower, who together with certain of his affiliates is ALARIS’ majority stockholder and who, as of May 18, 2004, held the power to dispose of 46,643,209 of the outstanding ALARIS shares (or approximately 64% of the outstanding ALARIS shares), has agreed in a Support Agreement, dated May 18, 2004, to tender his Shares in the Offer. The Support Agreement provides, among other things, that Mr. Picower and his affiliates:

•	agree not to transfer any ALARIS shares owned by him or his affiliates or the voting rights associated with those shares (other than transfers to entities controlled by Mr. Picower); and

•	agree to tender all Shares owned by him or his affiliates into the Offer as promptly as practicable but in no event later than seven business days after the Offer is commenced.

The Support Agreement contains other important terms and provisions that limit Mr. Picower’s and his affiliates’ actions with respect to their ALARIS shares. See Section 11(c)—“Support Agreement” in this offer to purchase for a description of the material terms of the Support Agreement.

Do you have the financial resources to make payment?

Yes. Cardinal Health, our parent company, will provide us with sufficient funds to purchase all ALARIS shares validly tendered in the offer and to provide funding for our acquisition of the remaining ALARIS shares in the merger, which is expected to follow the successful completion of the offer in accordance with the terms and conditions of the merger agreement. The offer is not conditioned upon any financing arrangements. Cardinal Health will obtain the necessary funds from its ongoing free cash flow and available sources of debt including existing credit facilities, lines of credit and a new bridge loan. See Section 12—“Source and Amount of Funds” of this offer to purchase.

v

Is your financial condition relevant to my decision to tender my ALARIS shares in the offer?

No. We do not think our financial condition is relevant to your decision whether to tender your ALARIS shares and accept the offer because:

•	the offer is being made for all outstanding ALARIS shares solely for cash;

•	we, through our parent company, Cardinal Health, have sufficient funds and financial resources available to purchase all ALARIS shares validly tendered in the offer;

•	the offer is not subject to any financing condition; and

•	if we consummate the offer, we will acquire all remaining ALARIS shares for the same cash price in the merger.

See Section 12—“Source and Amount of Funds” in this offer to purchase.

Will the offer be followed by a merger?

Yes, unless the conditions to the merger are not satisfied or waived. If we accept for payment and pay for at least one share more than the number of shares (disregarding any shares tendered by any executive officer or director of ALARIS) equal to (a) ALARIS’ Majority Stockholder’s shares plus (b) a majority of the then issued and outstanding shares (other than (1) ALARIS’ Majority Stockholder’s shares and (2) shares of ALARIS common stock owned beneficially or of record by directors or executive officers of ALARIS) (as of May 27, 2004, that number would have been 59,183,803 ALARIS shares) and the other conditions are satisfied or waived, Subcorp will merge with and into ALARIS. That number assumes that no Shares or options to acquire Shares with a per share exercise price of less than $22.35 are issued after May 28, 2004 and assuming that no officers, directors or affiliates of ALARIS, Cardinal Health or ALARIS’ Majority Stockholder purchase or sell any Shares other than pursuant to the Offer. If the merger takes place, Cardinal Health will own all of the ALARIS shares, and all the remaining ALARIS stockholders, other than the ALARIS dissenting stockholders that properly exercise appraisal rights, will receive $22.35 per ALARIS share in cash. See the “Introduction” to this offer to purchase. See also Section 11(b)—“The Merger Agreement” and Section 14—“Conditions of the Offer” in this offer to purchase for a description of the conditions to the merger.

Who should I call if I have questions about the tender offer? Where do I get additional copies of the offer documents?

You may call MacKenzie Partners, Inc. collect at (212) 929-5500 or toll-free at (800) 322-2885. You may email MacKenzie Partners, Inc. at proxy@mackenziepartners.com. MacKenzie Partners, Inc. is acting as the Information Agent. See the back cover of this offer to purchase.

To: All Holders of Shares of Common Stock of ALARIS Medical Systems, Inc.:

Introduction

Blue Merger Corp. (“Subcorp”), a Delaware corporation and a wholly owned subsidiary of Cardinal Health, Inc., an Ohio corporation (“Cardinal Health”), is offering to purchase all outstanding shares (“Shares”) of common stock of ALARIS Medical Systems, Inc., a Delaware corporation (“ALARIS”), at a purchase price of $22.35 per Share, net to the seller in cash, without interest (the “Per Share Amount”), on the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”).

The tendering ALARIS stockholders that are record owners of their Shares and tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Subcorp pursuant to the Offer. ALARIS stockholders that hold their Shares through bankers or brokers should check with those institutions as to whether or not they charge any service fee. However, if an ALARIS stockholder does not complete and sign the Substitute Form W-9 that is included in the Letter of Transmittal, he or she may be subject to a required backup United States federal income tax withholding of 28% of the gross proceeds payable to that ALARIS stockholder. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.” Cardinal Health will pay all charges and expenses of EquiServe Trust Company, as Depositary and MacKenzie Partners, Inc., as Information Agent, incurred in connection with the Offer. See Section 16—“Fees and Expenses.”

The board of directors of ALARIS (the “ALARIS Board”) acting unanimously has (a) approved the Merger Agreement (as defined below), and deemed the Merger Agreement, the Offer, the Merger (as defined below) and the transactions contemplated by the Merger Agreement advisable, fair to and in the best interests of the ALARIS stockholders, (b) approved the Merger Agreement, the Support Agreement (as defined below) and the transactions contemplated by the Merger Agreement and the Support Agreement, including the Offer and the Merger in all respects and for purposes of Section 203 of the DGCL, and (c) recommends that the ALARIS stockholders accept the Offer and tender their Shares under the Offer to Subcorp.

Subcorp is not required to purchase any Shares unless at least 59,183,803 Shares, representing one share more than the number of Shares (disregarding any Shares tendered by any executive officer or director of ALARIS) equal to (a) ALARIS’ Majority Stockholder’s Shares plus (b) a majority of the then issued and outstanding Shares (other than (1) ALARIS’ Majority Stockholder’s Shares and (2) Shares owned beneficially or of record by directors or executive officers of ALARIS), are validly tendered and not withdrawn prior to the expiration of the Offer (the “Minimum Condition”). Pursuant to the Support Agreement (as defined below) entered into with Cardinal Health, Jeffry M. Picower (together with certain of his affiliates, “ALARIS’ Majority Stockholder”) has agreed to tender the 46,643,209 Shares beneficially owned by him and his affiliates into the Offer. Subcorp reserves the right (subject to the applicable rules and regulations of the United States Securities and Exchange Commission (the “Commission”) and to the prior written consent of ALARIS), which Subcorp presently has no intention of exercising, to waive or reduce the Minimum Condition and to elect to purchase a smaller number of Shares. The Offer also is subject to certain other terms and conditions. See Sections 1—“Terms of the Offer,” 14—“Conditions of the Offer” and 15—“Legal Matters; Required Regulatory Approvals.”

ALARIS has informed Cardinal Health and Subcorp that, as of May 17, 2004, there were (i) 72,374,798 Shares issued and outstanding and (ii) outstanding options with a per share exercise price of less than $22.35 to purchase an aggregate of 6,456,328 Shares under ALARIS’ stock plans. Based on these numbers, and assuming that no Shares or options to acquire Shares with a per share exercise price of less than $22.35 are issued after May 28, 2004 and assuming that no officers, directors or affiliates of ALARIS, Cardinal Health or ALARIS’

Majority Stockholder purchase or sell any Shares other than pursuant to the Offer, the Minimum Condition will be satisfied if at least 59,183,803 Shares are validly tendered and not withdrawn prior to the expiration of the Offer.

As a condition and inducement to Cardinal Health and Subcorp’s entering into the Merger Agreement, ALARIS’ Majority Stockholder who, as of May 18, 2004, held the power to dispose of 46,643,209 Shares, concurrently with the execution and delivery of the Merger Agreement entered into the Support/Tender Agreement (“Support Agreement”), dated May 18, 2004, with Cardinal Health. Under the Support Agreement, ALARIS’ Majority Stockholder agreed, among other things, to tender the Shares then held by him in the Offer. See “—The Support Agreement.”

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Subcorp will purchase all Shares validly tendered and not withdrawn in accordance with the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” on or prior to the Expiration Date. “Expiration Date” means 12:00 midnight, New York City time, on Friday, June 25, 2004, unless Subcorp determines to extend the period of time for which the initial offering period of the Offer is open, in which case “Expiration Date” will mean the time and date at which the initial offering period of the Offer, as so extended, will expire. Subcorp may, in compliance with applicable law, provide an additional period following the Offer in which the ALARIS stockholders would be able to tender Shares not tendered in the Offer (a “Subsequent Offering Period”) of three to 20 business days. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Subcorp is making the Offer pursuant to the Agreement and Plan of Merger, dated as of May 18, 2004, by and among ALARIS, Cardinal Health and Subcorp (the “Merger Agreement”). Following the consummation of the Offer and the satisfaction or waiver of certain conditions, ALARIS will merge with Subcorp (the “Merger”), with ALARIS continuing as the surviving corporation after the Merger. In the Merger, each outstanding Share that is not owned by ALARIS or by Cardinal Health, Subcorp or any of their subsidiaries (other than Shares held by ALARIS stockholders that perfect their appraisal rights under the Delaware General Corporation Law (the “DGCL”)) will be converted into the right to receive $22.35 net in cash, or any higher price paid per Share in the Offer (the “Merger Consideration”). Section 11(b) contains a more detailed description of the Merger Agreement. Section 5 describes the principal United States federal income tax consequences of the sale of Shares in the Offer (including any Subsequent Offering Period) and the Merger.

Each of Citigroup Global Markets Inc., Bear, Stearns & Co. Inc. and CIBC World Markets Corp. (“ALARIS’ Financial Advisors”) has delivered to the ALARIS Board a written opinion, dated May 18, 2004, to the effect that, as of that date, and based upon and subject to certain matters stated in its opinion, the consideration to be received in the Offer and the Merger by the ALARIS stockholders is fair, from a financial point of view, to the ALARIS stockholders (other than ALARIS’ Majority Stockholder). A copy of ALARIS’ Financial Advisors’ opinions is included with ALARIS’ Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), which is being mailed with this Offer to Purchase, and ALARIS stockholders are urged to read the opinions in their entirety for a description of the assumptions made, matters considered and limitations of the review undertaken by ALARIS’ Financial Advisors.

Approval of the Merger requires the affirmative vote of holders of a majority of the outstanding Shares. As a result, if the Minimum Condition and the other conditions to the Offer are satisfied or waived and the Offer is completed, Subcorp will own a sufficient number of Shares to ensure that the Merger will be approved by ALARIS stockholders. See Section 11—“Purpose of the Offer; the Merger Agreement; the Support Agreement; Statutory Requirements; Appraisal Rights; ‘Going Private’ Transactions; Plans for ALARIS.”

ALARIS has advised Cardinal Health and Subcorp that, to the best of ALARIS’ knowledge, each executive officer, director, affiliate and subsidiary of ALARIS currently intends, subject to compliance with applicable law, including Section 16(b) of the United States Securities Exchange Act of 1934, as amended (including the rules and regulations promulgated thereunder, the “Securities Exchange Act”), to tender all Shares held of record or beneficially owned by such person to Subcorp in the Offer (other than Shares that they have the right to purchase by exercising stock options).

The Offer is conditioned upon the fulfillment of the conditions described in Section 14—“Conditions of the Offer.” The Offer and withdrawal rights will expire at 12:00 midnight, New York City time, on Friday, June 25, 2004, unless the Offer is extended.

This Offer to Purchase and the related Letter of Transmittal contain important information that ALARIS stockholders should read carefully before making any decision with respect to the Offer.

1.	Terms of the Offer

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Subcorp will purchase all Shares validly tendered and not withdrawn in accordance with the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” on or prior to the Expiration Date. If, at the Expiration Date, the conditions to the Offer described in Section 14—“Conditions of the Offer” have not been satisfied or earlier waived, then, subject to the provisions of the Merger Agreement, Subcorp may extend the Expiration Date for one or more periods of not more than five business days not to exceed an aggregate of 15 business days. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to your right to withdraw your Shares. ALARIS stockholders may withdraw their Shares previously tendered at any time prior to the Expiration Date as it may be extended from time to time. See Section 4—“Withdrawal Rights.”

Subcorp also has agreed in the Merger Agreement that, if, at the Expiration Date, all conditions of the Offer have been satisfied or waived and Subcorp has accepted for payment all Shares tendered in the Offer, Subcorp may, in compliance with applicable law, provide a “Subsequent Offering Period.” A Subsequent Offering Period, if one is provided, will allow ALARIS stockholders to tender Shares after the Expiration Date and receive the same consideration that was paid in the Offer. Pursuant to the Merger Agreement, if Subcorp elects to have a Subsequent Offering Period, the Subsequent Offering Period will not be shorter than three business days nor longer than 20 business days with the exact number of days to be determined at Subcorp’s election. In a Subsequent Offering Period, Shares may be tendered as is applicable in the Offer (except that Shares tendered may not be withdrawn) and Subcorp will immediately accept and promptly pay for Shares as they are tendered. In the event that Subcorp elects to provide a Subsequent Offering Period, it will provide an announcement to that effect to a national news service no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. The Expiration Date for the Offer is currently scheduled for June 25, 2004.

Subject to the applicable regulations of the Commission and the terms of the Merger Agreement, Subcorp also reserves the right, in Subcorp’s sole discretion, at any time or from time to time, to (a) delay purchase of, or, payment for, any Shares, pending receipt of any regulatory or governmental approvals specified in Section 15—“Legal Matters; Required Regulatory Approvals”; or if any condition referred to in Section 14 has not been satisfied or upon the occurrence of any event specified in Section 14—“Conditions of the Offer”; (b) after the Expiration Date, allow the Offer to expire if any condition referred to in Section 14 has not been satisfied or upon the occurrence of any event specified in Section 14—“Conditions of the Offer”; and (c) except as set forth in the Merger Agreement, waive any condition to the Offer (other than the Minimum Condition, which only may be waived with ALARIS’ prior written consent) or otherwise amend the Offer in any respect; in each case, by giving oral followed by written notice of the delay, termination, waiver or amendment to the Depositary. Subcorp acknowledges (a) that Rule 14e-1(c) under the Securities Exchange Act requires Subcorp to pay the consideration offered or return the Shares tendered promptly after the termination or withdrawal of the Offer and (b) that Subcorp may not delay purchase of, or payment for (except as provided in clause (a) of the preceding sentence), any Shares upon the occurrence of any event specified in Section 14 without extending the period of time during which the Offer is open.

The rights Subcorp reserves in the preceding paragraph are in addition to its rights pursuant to Section 14—“Conditions of the Offer.” Further, upon the written request of ALARIS, Subcorp will extend the Offer for one or more periods not to exceed an aggregate of 15 business days, if, as of any Expiration Date, all of the conditions of the Offer are not satisfied, but such conditions are reasonably capable of being satisfied in such period. Any extension, delay, termination, waiver or amendment will be followed promptly by public announcement. The announcement, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) under the Securities Exchange Act. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Securities Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of material changes), and without limiting the manner in which Cardinal Health and Subcorp may choose to make any public announcement, Cardinal Health and Subcorp will have no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a press release to a national news service.

If Subcorp makes a material change in the terms of the Offer, or if Subcorp waives a material condition to the Offer, Subcorp will extend the Offer and disseminate additional tender offer materials to the extent required by applicable law and the applicable regulations of the Commission. The minimum period during which a tender offer must remain open following material changes in the terms of the Offer, other than a change in price or a change in percentage of securities sought, depends upon the facts and circumstances, including the materiality of the changes. In the Commission’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and, if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought, a minimum of ten business days may be required to allow for adequate dissemination and investor response. With respect to a change in price, a minimum ten-business-day period from the date of the change is generally required to allow for adequate dissemination to stockholders. Accordingly, if, prior to the Expiration Date, Subcorp decreases the number of Shares being sought, or increases or decreases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from the date that notice of the increase or decrease is first published, sent or given to ALARIS stockholders, Subcorp will extend the Offer at least until the expiration of that period of ten business days. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or a United States federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition. See Section 14—“Conditions of the Offer.”

Consummation of the Offer also is conditioned upon expiration or termination of all waiting periods imposed by the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (including the rules and regulations promulgated thereunder, the “HSR Act”), expiration of the waiting period under the German antitrust laws, and the satisfaction or waiver of other conditions set forth in Section 14—“Conditions of the Offer.” Subcorp reserves the right (but is not obligated), in accordance with applicable rules and regulations of the Commission and with the Merger Agreement, to waive any or all of those conditions other than the Minimum Condition, which only may be waived with ALARIS’ prior written consent. If, by the Expiration Date, any or all of those conditions have not been satisfied, Subcorp may, in the exercise of its good faith judgment, elect to (a) extend the Offer for one or more periods of not more than five business days not to exceed an aggregate of 15 business days and, subject to applicable withdrawal rights, retain all tendered Shares until the expiration of the Offer, as extended, subject to the terms of the Offer and the Merger Agreement; (b) waive all of the unsatisfied conditions (other than the Minimum Condition), and, subject to complying with applicable rules and regulations of the Commission, accept for payment all Shares so tendered; or (c) terminate the Offer and not accept for payment any Shares and return all tendered Shares to tendering ALARIS stockholders. In the event that Subcorp waives any condition set forth in Section 14, the Commission may, if the waiver is deemed to constitute a material change to the information previously provided to ALARIS stockholders, require that the Offer remain open for an additional period of time and/or that Cardinal Health and Subcorp disseminate information concerning such waiver.

ALARIS has provided Cardinal Health and Subcorp with its stockholder lists and security position listings for the purpose of disseminating the Offer to ALARIS stockholders. Cardinal Health and Subcorp will mail this Offer to Purchase, the related Letter of Transmittal and other relevant materials to record holders of Shares, and Cardinal Health and Subcorp will furnish the materials to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the security holder lists or, if applicable, that are listed as participants in a clearing agency’s security position listing, for forwarding to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions of the Offer (including, if Subcorp extends or amends the Offer, the terms and conditions of the Offer as so extended or amended) and the applicable regulations of the Commission, Subcorp will purchase, by accepting for payment, and will pay for, all Shares validly tendered and not withdrawn (as permitted by Section 4—“Withdrawal Rights”) prior to the Expiration Date, promptly after the Expiration Date following the satisfaction or waiver of the conditions to the Offer set forth in Section 14—“Conditions of the Offer.” If Subcorp includes a Subsequent Offering Period, Subcorp will immediately accept and promptly pay for Shares as they are tendered during the Subsequent Offering Period. Notwithstanding the foregoing, subject to applicable regulations of the Commission, Subcorp reserves the right to delay acceptance for payment of, or payment for, Shares pending receipt of any regulatory or governmental approvals specified in Section 15—“Legal Matters; Required Regulatory Approvals.”

For information with respect to approvals that Cardinal Health and Subcorp are required to obtain prior to the completion of the Offer, including under the HSR Act and other laws and regulations, see Section 15—“Legal Matters; Required Regulatory Approvals.”

In all cases, Subcorp will pay for Shares purchased in the Offer only after timely receipt by the Depositary of (a) certificates representing the Shares (“Share Certificates”) or timely confirmation (a “Book-Entry Confirmation”) of the book-entry transfer of the Shares into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares”; (b) the appropriate Letter of Transmittal (or a facsimile), properly completed and duly executed, with any required signature guarantees or an Agent’s Message (as defined below) in connection with a book-entry transfer; and (c) any other documents that the Letter of Transmittal requires.

“Agent’s Message” means a message transmitted by a Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which message states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of the Book-Entry Confirmation that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Subcorp may enforce that agreement against the participant.

For purposes of the Offer, Subcorp will be deemed to have accepted for payment, and purchased, Shares validly tendered and not withdrawn as, if and when Subcorp gives oral or written notice to the Depositary of its acceptance of the Shares for payment pursuant to the Offer. In all cases, upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price for the Shares with the Depositary, which will act as agent for tendering ALARIS stockholders for the purpose of receiving payment from Subcorp and transmitting payment to validly tendering ALARIS stockholders.

Under no circumstances will Subcorp pay interest on the purchase price for Shares.

If Subcorp does not purchase any tendered Shares pursuant to the Offer for any reason, or if you submit Share Certificates representing more Shares than you wish to tender, Subcorp will return Share Certificates representing unpurchased or untendered Shares, without expense to you (or, in the case of Shares delivered by book-entry transfer into the Depositary’s account at a Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” Shares will be credited to an account maintained within the Book-Entry Transfer Facility), as promptly as practicable following the expiration, termination or withdrawal of the Offer.

If, prior to the Expiration Date, Subcorp increases the price offered to ALARIS stockholders in the Offer, Subcorp will pay the increased price to all ALARIS stockholders from whom Subcorp purchases Shares in the Offer, whether or not Shares were tendered before the increase in price. As of the date of this Offer to Purchase, we have no intention to increase the price in the Offer.

Subcorp reserves the right, subject to the provisions of the Merger Agreement, to transfer or assign, in whole or from time to time in part, to one or more of its subsidiaries or affiliates, the right to purchase all or any portion of the Shares tendered in the Offer, but any such transfer or assignment will not relieve Subcorp of its obligations under the Offer or prejudice your rights to receive payment for Shares validly tendered and accepted for payment in the Offer. In addition, any such transfer or assignment may require the Expiration Date of the Offer to be extended under applicable law.

3.	Procedures for Accepting the Offer and Tendering Shares

Valid Tender of Shares. Except as set forth below, in order for you to tender Shares in the Offer, the Depositary must receive the Letter of Transmittal (or a facsimile), properly completed and signed, together with any required signature guarantees, or an Agent’s Message in connection with a book-entry delivery of Shares, and any other documents that the Letter of Transmittal requires at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date, and either (a) you must deliver Share Certificates to the Depositary or you must cause your Shares to be tendered pursuant to the procedure for book-entry transfer set forth below and the Depositary must receive Book-Entry Confirmation, in each case, on or prior to the Expiration Date, or (b) you must comply with the guaranteed delivery procedures set forth below.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents is at your option and sole risk, and delivery will be considered made only when the Depositary actually receives the Share Certificates. If delivery is by mail, registered mail with return receipt requested, properly insured, is encouraged and strongly recommended. In all cases, you should allow sufficient time to ensure timely delivery prior to the Expiration Date.

Book-Entry Transfer. The Depositary will make a request to establish an account with respect to Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer the Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures. However, although Shares may be delivered through book-entry transfer into the Depositary’s account at a Book-Entry Transfer Facility, the Depositary must receive the Letter of Transmittal (or a facsimile), properly completed and signed, with any required signature guarantees, or an Agent’s Message in connection with a book-entry transfer, and any other required documents, at one of its addresses set forth on the back cover of this Offer to Purchase on or before the Expiration Date, or you must comply with the guaranteed delivery procedure set forth below.

Delivery of documents to a Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures does not constitute delivery to the Depositary.

For Shares to be validly tendered during a Subsequent Offering Period, the tendering ALARIS stockholder must comply with the foregoing procedures, except that required documents and Share Certificates must be received during the Subsequent Offering Period.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering ALARIS stockholder’s acceptance of the Offer, as well as the tendering ALARIS stockholder’s representation and warranty that the ALARIS stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Subcorp’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between Subcorp and you upon the terms and subject to the conditions of the Offer.

Signature Guarantees. A bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution” (as defined in Rule 17Ad-15 under the Securities Exchange Act) (each, an “Eligible Institution” and collectively “Eligible Institutions”) must guarantee signatures on all Letters of Transmittal, unless the Shares tendered are tendered (a) by a registered holder of Shares that has not completed either the box labeled “Special Payment Instructions” or the box labeled “Special Delivery Instructions” in the Letter of Transmittal or (b) for the account of an Eligible Institution. See Instruction 1 of the Letter of Transmittal.

If Share Certificates are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to, or Share Certificates for unpurchased Shares are to be issued or returned to, a person other than the registered holder, then the tendered Share Certificates must be endorsed or accompanied by appropriate stock powers, signed exactly as the name or names of the registered holder or holders appear on Share Certificates, with the signatures on the Share Certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

If Share Certificates are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or a facsimile) must accompany each delivery of Share Certificates.

Guaranteed Delivery. If you want to tender Shares in the Offer and your Share Certificates are not immediately available or time will not permit all required documents to reach the Depositary on or before the Expiration Date or the procedures for book-entry transfer cannot be completed on time, your Shares may nevertheless be tendered if you comply with all of the following guaranteed delivery procedures:

(a) your tender is made by or through an Eligible Institution;

(b) the Depositary receives, as described below, a properly completed and signed Notice of Guaranteed Delivery on or before the Expiration Date, substantially in the form made available by Subcorp; and

(c) the Depositary receives the Share Certificates (or a Book-Entry Confirmation) representing all tendered Shares, in proper form for transfer together with a properly completed and duly executed Letter of Transmittal (or a facsimile), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message) and any other documents required by the Letter of Transmittal within three New York Stock Exchange trading days after the date of execution of the Notice of Guaranteed Delivery.

Delivery of the Notice of Guaranteed Delivery may be made by hand, mail or facsimile transmission to the Depositary. The Notice of Guaranteed Delivery must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

Notwithstanding any other provision of the Offer, Subcorp will pay for Shares only after timely receipt by the Depositary of Share Certificates for, or, of Book-Entry Confirmation with respect to, the Shares, a properly completed and duly executed Letter of Transmittal (or facsimile of the Letter of Transmittal), together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message) and any other documents required by the appropriate Letter of Transmittal. Accordingly, payment might not be made to all tendering ALARIS stockholders at the same time, and will depend upon when the Depositary receives Share Certificates or Book-Entry Confirmation that the Shares have been transferred into the Depositary’s account at a Book-Entry Transfer Facility.

Backup United States Federal Income Tax Withholding. Under United States federal income tax law, the Depositary may be required to withhold and pay over to the United States Internal Revenue Service a portion of the amount of any payments made pursuant to the Offer. To avoid backup withholding, unless an exemption applies, an ALARIS stockholder that is a United States person (as defined for United States federal income tax purposes) must provide the Depositary with the ALARIS stockholder’s correct taxpayer identification number (“TIN”) and certify under penalties of perjury that the TIN is correct and that the ALARIS stockholder is not subject to backup withholding by completing the Substitute Form W-9 in the Letter of Transmittal. If a stockholder does not provide its correct TIN or fails to provide the certifications described above, the United States Internal Revenue Service may impose a penalty on the ALARIS stockholder and any payment made to the ALARIS stockholder pursuant to the Offer may be subject to backup withholding. All ALARIS stockholders surrendering Shares pursuant to the Offer that are United States persons should complete and sign the Substitute Form W-9 included in the Letter of Transmittal to provide the information and certifications necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to the Depositary). Certain ALARIS stockholders (including, among others, all corporations and certain foreign individuals and entities) may not be subject to backup withholding. Foreign ALARIS stockholders should complete and sign the appropriate Form W-8 (a copy of which may be obtained from the Depositary) in order to avoid backup withholding. These ALARIS stockholders should consult a tax advisor to determine which Form W-8 is appropriate. See Instruction 11 of the Letter of Transmittal.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from payments made to an ALARIS stockholder may be refunded or credited against the ALARIS stockholder’s United States federal income tax liability, if any, provided that the required information is furnished to the United States Internal Revenue Service.

Appointment as Proxy. By executing the Letter of Transmittal, you irrevocably appoint Subcorp’s designees, and each of them, as your agents, attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of your rights with respect to Shares that you tender and that Subcorp accepts for payment and with respect to any and all other Shares and other securities or rights issued or issuable in respect of those Shares on or after the date of this Offer to Purchase. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. This appointment will be effective when Subcorp accepts your Shares for payment in accordance with the terms of the Offer. Upon acceptance for payment, all other powers of attorney and proxies given by you with respect to your Shares and other securities or rights prior to such payment will be revoked, without further action, and no subsequent powers of attorney and proxies may be given by you (and, if given, will not be deemed effective). Subcorp’s designees will, with respect to the Shares and other securities and rights for which the appointment is effective, be empowered to exercise all your voting and other rights as they, in their sole discretion, may deem proper at any annual or special meeting of ALARIS stockholders, or any adjournment or postponement thereof, or by consent in lieu of any such meeting of ALARIS stockholders or otherwise. In order for Shares to be deemed validly tendered, immediately upon the acceptance for payment of such Shares, Subcorp or its designee must be able to exercise full voting rights with respect to Shares and other securities, including voting at any meeting of ALARIS stockholders.

Determination of Validity. All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Subcorp, in its sole discretion, which determination will be final and binding on all parties. Subcorp reserves the absolute right, subject to the terms of the Merger Agreement and applicable law, to reject any or all tenders determined by Subcorp not to be in proper form or the acceptance of or payment for which may, in the opinion of Subcorp’s counsel, be unlawful. Subcorp also reserves the absolute right to waive any of the conditions of the Offer, except the Minimum Condition (which waiver requires ALARIS’ prior written consent) or any defect or irregularity in any tender of Shares of any particular ALARIS stockholder, whether or not similar defects or irregularities are waived in the case of other ALARIS stockholders. Subcorp’s interpretation of the terms and conditions of the Offer will be final and binding. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to the tender have been cured or waived by Subcorp. None of Cardinal Health, Subcorp or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person or entity will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

4.	Withdrawal Rights

Other than during a Subsequent Offering Period, you may withdraw Shares that you have previously tendered in the Offer at any time on or before the Expiration Date (including any extension of such date), and, unless theretofore accepted for payment as provided in this Offer to Purchase, you may also withdraw such Shares at any time after July 27, 2004. No withdrawal rights apply to Shares tendered in a Subsequent Offering Period and no withdrawal rights apply during the Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment.

If, for any reason, acceptance for payment of any Shares tendered in the Offer is delayed, or Subcorp is unable to accept for payment or pay for Shares tendered in the Offer, then, without prejudice to Subcorp’s rights set forth in this Offer to Purchase, the Depositary may, nevertheless, on Subcorp’s behalf, retain Shares that you have tendered, and you may not withdraw your Shares, except to the extent that you are entitled to and duly exercise withdrawal rights as described in this Section 4—“Withdrawal Rights.” Any such delay will be by an extension of the Offer to the extent required by applicable law and the regulations of the Commission.

In order for your withdrawal to be effective, you must deliver a written or facsimile transmission notice of withdrawal to the Depositary at one of its addresses or fax numbers set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify your name, the number of Shares that you want to withdraw, and (if Share Certificates have been tendered) the name of the registered holder of Shares as shown on the Share Certificate, if different from your name. If Share Certificates have been delivered or otherwise identified to the Depositary, then, prior to the physical release of Share Certificates, you must submit the serial numbers shown on the particular Share Certificates evidencing Shares to be withdrawn and an Eligible Institution must Medallion guarantee the signature on the notice of withdrawal, except in the case of Shares tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” the notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares, in which case a notice of withdrawal will be effective if delivered to the Depositary by any method of delivery described in the first sentence of this paragraph. You may not rescind a withdrawal of Shares. Any Shares that you withdraw will be considered not validly tendered for purposes of the Offer, but you may tender your Shares again at any time before the Expiration Date by following any of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Subcorp, in its sole discretion, which determination will be final and binding. None of Cardinal Health, Subcorp or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person or entity will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Material United States Federal Income Tax Consequences

Your receipt of cash for Shares in the Offer, the Subsequent Offering Period (if one is provided) or the Merger will be a taxable transaction for United States federal income tax purposes. For United States federal income tax purposes, if you sell or exchange your Shares in the Offer, the Subsequent Offering Period (if one is provided) or the Merger, you generally will recognize gain or loss equal to the difference between the amount of cash received and your tax basis in the Shares that you sold or exchanged. That gain or loss will be capital gain or loss (assuming you hold your Shares as a capital asset), and any such capital gain or loss will be long term if, as of the date of sale or exchange, you have held such Shares for more than one year. The discussion above may not be applicable to certain types of ALARIS stockholders, including ALARIS stockholders who acquired Shares through the exercise of employee stock options or otherwise as compensation, individuals who are not citizens or residents of the United States, foreign corporations, or entities that are otherwise subject to special tax treatment under the United States Internal Revenue Code of 1986, as amended (including the rules and regulations promulgated thereunder, the “Code”) (such as insurance companies, tax-exempt entities and regulated investment companies).

You are urged to consult your tax advisor with respect to the specific tax consequences to you of the Offer, the Subsequent Offering Period (if one is provided) and the Merger, including United States federal, state, local and foreign tax consequences.

6.	Price Range of the Shares; Dividends

The Shares are traded on the NYSE under the symbol “AMI.” The following table sets forth, for the periods indicated, the reported high and low sale prices for the Shares on the NYSE, or the American Stock Exchange, where the Shares were listed prior to September 25, 2003, during each quarter presented.

ALARIS Medical Systems, Inc.

	High	Low
Fiscal 2002
First Quarter	$3.60	$2.35
Second Quarter	7.34	2.76
Third Quarter	7.50	3.50
Fourth Quarter	7.20	4.50

Fiscal 2003
First Quarter	$10.50	$6.04
Second Quarter	15.00	7.88
Third Quarter	18.70	12.79
Fourth Quarter	17.65	13.50

Fiscal 2004
First Quarter	$23.00	$14.67
Second Quarter (through May 27)	22.30	17.00

ALARIS has not paid cash dividends during the last two years. Under the terms of the Merger Agreement, ALARIS is not permitted to declare or pay dividends with respect to the Shares.

On May 18, 2004, the last full day of trading prior to the announcement of the execution of the Merger Agreement, the reported closing price on the NYSE for the Shares was $18.88 per Share. On May 27, 2004, the last full day of trading prior to the date of this Offer to Purchase, the reported closing price on the NYSE for the Shares was $22.21 per Share.

ALARIS stockholders are urged to obtain current market quotations for the Shares.

7.	Possible Effects of the Offer on the Market for the Shares; NYSE Listing; Securities Exchange Act Registration; Margin Regulations

Possible Effects of the Offer on the Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public. The purchase of Shares pursuant to the Offer also can be expected to reduce the number of holders of Shares. Neither Cardinal Health nor Subcorp can predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer price.

NYSE Listing. Depending upon the number of Shares purchased pursuant to the Offer, Shares no longer may meet the standards set forth in the NYSE’s published guidelines for continued listing on the NYSE. According to the published guidelines, the Shares would not meet the criteria for continued listing on the NYSE, if, among other things, there were fewer than 400 holders, there were fewer than 1,200 holders and the average monthly trading volume was less than 100,000 Shares over the most recent 12 months, or the number of publicly held Shares (excluding Shares held by officers, directors, their immediate families and other concentrated holdings of 10% or more) was less than 600,000. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet these guidelines, the Shares will be delisted from the NYSE. In this event, the market for Shares would be adversely affected. In the event the Shares were no longer listed on the NYSE, it is possible that the Shares would trade on another securities exchange or in the over-the-counter market and that price quotations might still be available from such other sources.

The extent of the public market for the Shares and availability of such quotations would, however, depend upon such factors as the number of holders and/or the aggregate market value of the publicly held Shares at the time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Securities Exchange Act and other factors.

Securities Exchange Act Registration. The Shares currently are registered under the Securities Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Securities Exchange Act. Registration of the Shares may be terminated upon application by ALARIS to the Commission if the Shares are not listed on a “national securities exchange” and there are fewer than 300 record holders of Shares. According to ALARIS’ Annual Report on Form 10-K for the year ended December 31, 2003, there were approximately 364 holders of record of Shares as of February 6, 2004. Termination of registration of the Shares under the Securities Exchange Act would substantially reduce the information that ALARIS is required to furnish to ALARIS stockholders and the Commission and would make certain provisions of the Securities Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) of the Securities Exchange Act and the requirements of furnishing a proxy statement in connection with stockholders’ meetings pursuant to Section 14(a) or 14(c) of the Securities Exchange Act and the related requirement of an annual report, no longer applicable to ALARIS. If the Shares are no longer registered under the Securities Exchange Act, the requirements of Rule 13e-3 promulgated under the Securities Exchange Act with respect to “going private” transactions would no longer be applicable to ALARIS. In addition, the ability of “affiliates” of ALARIS and persons holding “restricted securities” of ALARIS to dispose of the securities pursuant to Rule 144 promulgated under the United States Securities Act of 1933, as amended, may be impaired or, with respect to certain persons, eliminated. If registration of the Shares under the Securities Exchange Act were terminated, the Shares would no longer be “margin securities” or eligible for stock exchange listing or Nasdaq reporting. Cardinal Health and Subcorp believe that the purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Securities Exchange Act, and it would be Subcorp’s intention to cause ALARIS to make an application for termination of registration of the Shares as soon as possible after successful completion of the Offer if the Shares are then eligible for termination.

If registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Securities Exchange Act and the listing of the Shares on the NYSE (unless delisted as set forth in “—NYSE Listing”) will be terminated following the completion of the Merger.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System, which regulations have the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares for the purpose of buying, carrying or trading in securities

(“Purpose Loans”). Depending upon factors, such as the number of record holders of Shares and the number and market value of publicly held Shares, following the purchase of Shares pursuant to the Offer, the Shares might no longer constitute “margin securities” for purposes of the Federal Reserve Board’s margin regulations, and, therefore, could no longer be used as collateral for Purpose Loans made by brokers. In addition, if registration of the Shares under the Securities Exchange Act were terminated, the Shares would no longer constitute margin securities.

8.	Information Concerning ALARIS

ALARIS is a Delaware corporation with its principal executive offices located at 10221 Wateridge Circle, San Diego, California 92121. The telephone number at that location is (858) 458-7000. ALARIS develops and markets products for the safe delivery of intravenous (IV) medications. Its IV medication and infusion therapy delivery systems, software applications, needle-free disposables and related monitoring equipment are marketed in the United States and internationally. ALARIS’ “smart” pumps, with the proprietary Guardrails® Safety Software, help to reduce the risks and costs of medication errors, help to safeguard patients and clinicians and gather and record clinical information for review, analysis and interpretation. ALARIS provides its products, professional and technical support and training services to over 5,000 hospital and health care systems, as well as alternative care sites, in more than 120 countries through its direct sales force and distributors. ALARIS employs approximately 3,000 people worldwide.

ALARIS is required to file its annual, quarterly and special reports, proxy statements and other information with the Commission. You may read and copy any such reports, statements or other information at the Commission’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. ALARIS’ Commission filings are also available to the public from commercial document retrieval services and at the Internet world wide web site maintained by the Commission at http://www.sec.gov.

ALARIS Projections. ALARIS does not, as a matter of course, make public any specific forecasts or projections as to its future financial performance. However, in connection with Cardinal Health’s due diligence, ALARIS provided certain projected and budgeted financial information concerning ALARIS to Cardinal Health. In addition, ALARIS provided the same information to its own financial advisors. ALARIS advised Cardinal Health (as well as ALARIS’ financial advisors) that ALARIS’ internal financial forecasts (upon which the projections provided to Cardinal Health were based in part) are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects, and, thus, susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The projections also reflect numerous assumptions (not all of which were provided to Cardinal Health), all made by ALARIS management, with respect to general business, economic, market and financial conditions and other matters. These assumptions regarding future events are difficult to predict, and many are beyond ALARIS’ control. Accordingly, there can be no assurance that the assumptions made by ALARIS in preparing the projections will prove accurate. It is expected that there will be differences between actual and projected results, and actual results may be materially greater or less than those contained in the projections provided by ALARIS.

The inclusion of the projections in this Offer to Purchase should not be regarded as an indication that any of Cardinal Health, Subcorp, ALARIS or their respective affiliates or representatives consider the projections to be a reliable prediction of future events, and the projections should not be relied upon as such. These projections are being provided in this document only because ALARIS made them available to Cardinal Health in connection with Cardinal Health’s due diligence review of ALARIS. None of Cardinal Health, Subcorp, ALARIS or any of their respective affiliates or representatives makes any representation to any person regarding the projections, and none of them intends to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the projections are shown to be in error. In this regard, investors are cautioned not to place undue reliance on the projected information provided.

The projections provided by ALARIS management included the following for ALARIS on a consolidated basis.

($ in millions)	2004	2005	2006	2007
Total Revenue	$618.8	$707.6	$805.7	$909.9
Gross Profit	$328.3	$383.5	$440.2	$502.5

The projections reflected forecasted results relating to the existing ALARIS companies and new products currently under development. The projections were based on ALARIS’ internal forecast as of June 2003, updated for current foreign currency exchange rates and ALARIS management’s annual budget.

These projections should be read together with ALARIS’ financial statements that can be obtained from the Commission as described above in this Section 8—“Information Concerning ALARIS.” These projections should also be read together with discussion under “Factors Relating to ALARIS, Our Industry and Our Common Stock” and the other cautionary statements contained in ALARIS’ 2003 Annual Report on Form 10-K.

It is Cardinal Health’s understanding that the projections were not prepared with a view to public disclosure or compliance with published guidelines of the Commission or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The projections do not purport to present operations in accordance with United States generally accepted accounting principles (“GAAP”), and ALARIS’ independent auditors have not examined, compiled or performed any procedures with respect to the projections presented in this Offer to Purchase, nor have they expressed any opinion or any other form of assurance of such information or the likelihood that ALARIS may achieve the results contained in the projections, and accordingly assume no responsibility for them.

9.	Information Concerning Cardinal Health and Subcorp

Cardinal Health is an Ohio corporation with its principal executive offices located at 7000 Cardinal Place, Dublin, Ohio 43017. Cardinal Health’s telephone number is (614) 757-5000. Cardinal Health is the leading provider of products and services supporting the health care industry. Cardinal Health develops, manufactures, packages and markets products for patient care; develops drug-delivery technologies; distributes pharmaceuticals, medical-surgical and laboratory supplies; and offers consulting and other services that improve quality and efficiency in health care. Cardinal Health employs more than 50,000 people on five continents and produces annual revenues of more than $50 billion.

Subcorp’s principal executive offices are located c/o Cardinal Health, Inc. at 7000 Cardinal Place, Dublin, Ohio 43017. Subcorp is a newly formed Delaware corporation and a wholly owned subsidiary of Cardinal Health. Subcorp has not conducted any business other than in connection with the Offer and the Merger.

The name, business address, citizenship, present principal occupation and employment history for the past five years of each of the directors and executive officers of Cardinal Health and Subcorp are set forth in Schedule I to this Offer to Purchase.

Cardinal Health files annual, quarterly and special reports, proxy statements and other information with the Commission. You may read and copy any such reports, statements or other information at the Commission’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Cardinal Health’s Commission filings are also available to the public from commercial document retrieval services and at the Internet world wide web site maintained by the Commission at http://www.sec.gov.

Except as set forth elsewhere in this Offer to Purchase or in Schedule I to this Offer to Purchase: (a) neither Cardinal Health nor, to Cardinal Health’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority owned subsidiary of Cardinal Health or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of ALARIS, (b) neither Cardinal Health nor, to Cardinal Health’s knowledge, any of the persons or entities referred to in clause (a) above or any of their executive officers, directors or subsidiaries has effected any transaction in the Shares or any other equity securities of ALARIS during the past 60 days, (c) neither Cardinal Health nor, to Cardinal Health’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of ALARIS (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations), (d) since May 28, 2002, there have been no transactions that would require reporting under the rules and regulations of the Commission between Cardinal Health or any its subsidiaries, or, to Cardinal Health’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and ALARIS or any of its executive officers, directors or affiliates, on the other hand, and (e) since May 28, 2002, there have been no contacts, negotiations or transactions between Cardinal Health or any of its subsidiaries, or, to Cardinal Health’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and ALARIS or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

None of the persons listed in Schedule I to this Offer to Purchase has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons listed in Schedule I to this Offer to Purchase has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, United States federal or state securities laws, or a finding of any violation of United States federal or state securities laws.

10.	Background of the Offer; Past Contacts or Negotiations with ALARIS

As a part of its business strategy, Cardinal Health continually reviews opportunities for business combinations within the health care industry. In this connection, Cardinal Health had identified ALARIS as a company that was in a business segment of potential interest.

In December 2003, Cardinal Health was contacted by a representative of one of ALARIS’ financial advisors, indicating that ALARIS might be a company that could be of strategic interest to Cardinal Health. In response, a representative of Cardinal Health expressed an interest in holding a meeting with ALARIS so that Cardinal Health and ALARIS could learn more about each other’s respective businesses and potentially explore strategic opportunities. As a result, on January 14, 2004, representatives of ALARIS met with a representative of Cardinal Health at ALARIS’ corporate headquarters in San Diego, California. No non-public information about ALARIS was provided to Cardinal Health at this meeting.

On February 27, 2004, the Chairman and Chief Executive Officer of Cardinal Health telephoned the President and Chief Executive Officer of ALARIS to request a meeting. On March 1, 2004, the two executives met in San Diego, California and discussed the possibility of an acquisition of ALARIS by Cardinal Health.

On March 8, 2004, ALARIS and Cardinal Health entered into a confidentiality agreement which, among other things, imposed confidentiality obligations on the parties in connection with the evaluation and, if applicable, negotiation of a possible transaction. In March 2004, Cardinal Health retained Goldman, Sachs & Co. as its financial advisor in connection with a potential acquisition of ALARIS.

On March 9, 2004, ALARIS’ Chief Executive Officer and, at the request of Cardinal Health, ALARIS’ Majority Stockholder met with Cardinal Health’s Chairman in New York City to discuss a possible acquisition of ALARIS by Cardinal Health. At this meeting, Cardinal Health’s Chairman indicated that any offer by Cardinal

Health would be at market price, without any premium. He told ALARIS’ Chief Executive Officer and ALARIS’ Majority Stockholder that, based on Cardinal Health’s analysis, the then-current market price reflected an acquisition premium. ALARIS’ Chief Executive Officer met separately with Cardinal Health’s Chairman later that day to discuss further a possible acquisition transaction and expressed confidence that once Cardinal Health had performed its due diligence and participated in ALARIS’ management presentation, Cardinal Health would offer a premium to market.

On March 15, 2004, the management teams of ALARIS and Cardinal Health met at a hotel near ALARIS’ corporate headquarters in San Diego, California, where ALARIS’ management team provided a management presentation to Cardinal Health, Cardinal Health made a presentation on its business to ALARIS and both parties identified and discussed the benefits of a possible acquisition of ALARIS by Cardinal Health. Representatives of Cardinal Health’s and ALARIS’ financial advisors also attended this meeting.

During the period between March 15 and March 22, 2004, representatives of ALARIS’ financial advisors had several discussions with representatives of Goldman Sachs regarding valuation of ALARIS. During these discussions, ALARIS’ financial advisors indicated that any offer made by Cardinal Health would have to be at a premium to the market price of ALARIS common stock in order for such an offer to be acceptable to the ALARIS Board. Goldman Sachs indicated that Cardinal Health was only interested in a transaction not in excess of the then-current market price for ALARIS common stock.

On March 23, 2004, following detailed discussions among the financial advisors where Cardinal Health indicated it was at a lower price level than that which would represent a meaningful premium, Cardinal Health’s Chairman proposed to ALARIS’ Chief Executive Officer a transaction involving an acquisition of ALARIS at a price of $22.35 per share. Cardinal Health indicated a willingness to structure the acquisition as a cash tender offer followed by a merger, if such a structure were feasible. Cardinal Health indicated that the price proposal was Cardinal Health’s final and best offer and that the terms of any transaction would need to include certainty of completion for Cardinal Health, the meaning of which he said should be discussed by Wachtell, Lipton, Rosen & Katz, Cardinal Health’s outside counsel, and Piper Rudnick LLP, ALARIS’ outside counsel, as well as an informal period of exclusivity. Cardinal Health indicated that without the required certainty of completion, Cardinal Health would only be willing to proceed with a transaction at a lower price level.

On the evening of March 23, 2004, representatives of Wachtell Lipton and Piper Rudnick discussed various issues, including transaction structure. Wachtell Lipton indicated that Cardinal Health’s preference was that ALARIS’ Majority Stockholder execute a written consent approving the merger agreement contemporaneously with any approval of the merger agreement by the ALARIS board of directors. Piper Rudnick and Wachtell Lipton also discussed the ALARIS Board’s right to consider alternative transactions and the conditions under which Cardinal Health would be obligated to close a tender offer, as well as Cardinal Health’s insistence that the merger agreement not contain a provision permitting the ALARIS Board to terminate upon receipt of a superior proposal and that ALARIS’ Majority Stockholder execute a support agreement in favor of the transaction, pursuant to which ALARIS’ Majority Stockholder would agree, among other things, subject to his right to terminate in the event the ALARIS Board terminated the merger agreement, to tender his shares to Cardinal Health and vote in favor of the merger with Cardinal Health.

The ALARIS board of directors met on March 24, 2004 and authorized management to proceed with the due diligence process with Cardinal Health.

On March 25, 2004, ALARIS made due diligence materials available to Cardinal Health and Wachtell Lipton, and Cardinal Health and Wachtell Lipton began their due diligence investigation of ALARIS.

On March 25, 2004, at a meeting of the Executive Committee of the Cardinal Health board, various aspects of a potential acquisition of ALARIS by Cardinal Health were discussed.

Also on March 25, 2004, ALARIS engaged Potter Anderson & Corroon LLP as Delaware counsel to advise the ALARIS Board as to matters of Delaware law, including the fiduciary duties of the ALARIS directors.

On March 26, 2004, the ALARIS board of directors met. The ALARIS board discussed with Piper Rudnick and Potter Anderson the fiduciary duties of directors under Delaware law, especially in light of Cardinal Health’s insistence that ALARIS agree not to terminate the merger agreement if it were to receive a superior offer from a third party. The ALARIS board expressed its unwillingness to enter into a transaction that did not permit the ALARIS board to terminate for a superior proposal and requested that Piper Rudnick and Potter Anderson so advise Wachtell Lipton on behalf of Cardinal Health.

As more fully described below, numerous discussions were held between March 26, 2004 and April 8, 2004, between Piper Rudnick and Wachtell Lipton. These discussions included the structure of the transaction, the scope of the representations, warranties and covenants contained in the potential merger agreement, the conditions under which Cardinal Health would be obligated to close a tender offer, the ALARIS Board’s ability to consider alternative transactions and whether ALARIS was willing to consider a termination fee. During these discussions, Piper Rudnick and Potter Anderson advised Wachtell Lipton of the unwillingness on the part of the ALARIS board to proceed with a transaction that did not permit the ALARIS Board to terminate a transaction with Cardinal Health upon the receipt of a “superior proposal.” In response to the ALARIS board’s unwillingness to proceed without a fiduciary termination right, Cardinal Health (through Wachtell Lipton) proposed that the support agreement between Cardinal Health and ALARIS’ Majority Stockholder also provide that ALARIS’ Majority Stockholder would pay all of his profit above $22.35 per share to Cardinal Health in the event that ALARIS terminated a merger agreement and consummated an alternative transaction with another company or if ALARIS were to consummate a transaction with Cardinal Health at an increased price.

On March 29, 2004, the Cardinal Health board met and discussed, among other matters, various aspects of a potential acquisition of ALARIS by Cardinal Health.

On March 30, 2004 and March 31, 2004, ALARIS’ Chief Executive Officer met with Cardinal Health’s Chairman as well as Cardinal Health’s President and Chief Operating Officer, at Cardinal Health’s corporate headquarters in Dublin, Ohio to discuss a number of matters relative to a possible business combination including, without limitation, employee issues. Cardinal Health commented on its philosophy of desiring to acquire companies with quality management teams, but did not offer a specific proposal or commitment to ALARIS’ management.

On April 3, 2004, the ALARIS board met to further consider Cardinal Health’s proposal. At the meeting, the ALARIS board authorized senior management to meet with representatives of Cardinal Health and to proceed with discussions regarding a possible acquisition of ALARIS by Cardinal Health.

During the week of April 5, 2004, Cardinal Health’s management and representatives visited other locations of ALARIS, both in the United States and internationally.

On April 8, 2004, Wachtell Lipton, on behalf of Cardinal Health, delivered a draft merger agreement to Piper Rudnick, on behalf of ALARIS. The draft merger agreement contemplated, among other things and subject to further diligence, a two-step transaction in which Cardinal Health would commence a tender offer for all of the outstanding shares of ALARIS common stock, followed by a merger in which all remaining stockholders of ALARIS, other than those exercising appraisal rights, would receive the same consideration. The tender price and the merger consideration, although not reflected in the draft Merger Agreement, were at Cardinal Health’s offer price of $22.35 per share.

On April 9, 2004, Wachtell Lipton, on behalf of Cardinal Health, delivered a Support Agreement which contemplated, among other things, that ALARIS’ Majority Stockholder would vote all of his and his affiliates’ shares in favor of the Merger and also provided for the payment to Cardinal Health of his profit above $22.35 per share in the event that ALARIS terminated a merger agreement and consummated an alternative transaction with another company or if ALARIS were to consummate a transaction with Cardinal Health at an increased price. Piper Rudnick transmitted a copy of the Support Agreement to ALARIS’ Majority Stockholder’s counsel, Schulte Roth & Zabel LLP.

On April 12, 2004, Cardinal Health’s Chairman and Cardinal Health’s Executive Vice President of Corporate Development met for dinner with ALARIS’ executive management team.

On April 13, 2004, Piper Rudnick provided ALARIS’ initial comments on the draft Merger Agreement to Wachtell Lipton and transmitted Schulte Roth’s comments on the Support Agreement on behalf of ALARIS’ Majority Stockholder to Wachtell Lipton.

On April 13, 2004, Cardinal Health’s Chairman, as well as Cardinal Health’s Executive Vice President of Corporate Development, met with representatives of ALARIS’ management at ALARIS’ headquarters. At the end of that day, Cardinal Health’s Chairman privately informed ALARIS’ Chief Executive Officer that, for confidential reasons internal to Cardinal Health and unrelated to ALARIS, the potential transaction or the due diligence process, Cardinal Health would not be in a position to proceed with a transaction with ALARIS for a period of approximately two to four weeks. Nevertheless, Cardinal Health’s Chairman advised ALARIS that Cardinal Health remained committed to the transaction at the price it had offered.

On April 14, 2004, ALARIS’ Chief Executive Officer informed Cardinal Health’s Executive Vice President of Corporate Development that, due to this unspecified time delay, ALARIS could no longer maintain exclusivity and that the first phase of Cardinal Health’s due diligence investigation needed to be concluded promptly.

During the period between April 14, 2004 and May 18, 2004, Wachtell Lipton, on behalf of Cardinal Health, Piper Rudnick, on behalf of ALARIS, and Schulte Roth, on behalf of ALARIS’ Majority Stockholder, continued to negotiate the Support Agreement.

Following an April 18, 2004 meeting of the ALARIS board, Cardinal Health’s Chairman contacted ALARIS’ Chief Executive Officer and reiterated that Cardinal Health remained committed to the transaction between ALARIS and Cardinal Health at the same valuation and, during the following week, ALARIS’ Chief Executive Officer and ALARIS’ Chief Financial Officer held further discussions with Cardinal Health’s Executive Vice President of Corporate Development.

On April 28, 2004, the ALARIS board met following ALARIS’ annual meeting of stockholders and received a status update.

On April 30, 2004, at the request of the ALARIS board, Potter Anderson contacted Wachtell Lipton on behalf of Cardinal Health to discuss certain aspects of the draft Merger Agreement and to advise it of the fact that the adequacy of the per share consideration that Cardinal Health had offered remained an open issue from the ALARIS board’s point of view. On behalf of Cardinal Health, Wachtell Lipton responded that Cardinal Health had carefully considered the valuation of ALARIS and that Cardinal Health had offered full value and would not increase the tender offer or merger consideration that had previously been proposed.

On May 5, 2004, the Cardinal Health board met and, among other matters, was updated by Cardinal Health’s management, Goldman Sachs and Wachtell Lipton regarding the status of the contemplated acquisition of ALARIS and related matters.

On May 6, 2004, the ALARIS board met and discussed, among other matters, the status of discussions with Cardinal Health.

On May 6, 2004, ALARIS’ Chief Executive Officer met with Cardinal Health’s Chairman at Cardinal Health’s headquarters in Dublin, Ohio. During this meeting, ALARIS’ Chief Executive Officer raised the possibility of Cardinal Health increasing the tender offer and merger consideration if the price of the ALARIS common stock were to increase, and Cardinal Health’s Chairman stated that Cardinal Health was not willing to increase the proposed tender offer or merger consideration.

On May 9, 2004, the ALARIS board met and, among other matters, reviewed the significant terms of the draft Merger Agreement and the draft Support Agreement.

Late during the day on May 13, 2004, Cardinal Health’s Chairman called ALARIS’ Chief Executive Officer to inform him that the next day Cardinal Health would be disclosing additional information regarding a previously-disclosed SEC inquiry. Wachtell Lipton contacted Piper Rudnick to discuss this matter as well. ALARIS was informed that the matters relating to the SEC inquiry were the reason that Cardinal Health had felt it necessary to postpone merger agreement discussions during the prior month, but that Cardinal Health was now prepared to move ahead to negotiate and finalize the draft Merger Agreement and draft Support Agreement.

During the evening of May 13, 2004, the ALARIS board met and discussed the draft Merger Agreement and the structure of the proposed Cardinal Health transaction.

Commencing on May 14, 2004 and through the execution of the Merger Agreement on May 18, 2004, on behalf of ALARIS and Cardinal Health, attorneys from Piper Rudnick and Wachtell Lipton negotiated the terms of the Merger Agreement, including the representations and warranties, conditions to closing and the non-solicitation and “fiduciary out” provisions. During this period, attorneys from Piper Rudnick, Wachtell Lipton and Schulte Roth also continued to negotiate the Support Agreement on behalf of ALARIS, Cardinal Health and ALARIS’ Majority Stockholder, respectively.

On May 16 and 17, 2004, the ALARIS board met to discuss the status of negotiations of the Merger Agreement and the Support Agreement.

On May 16, 2004, the Cardinal Health board met to discuss, among other matters, the proposed acquisition of ALARIS by Cardinal Health. As part of the meeting, the proposed acquisition of ALARIS was reviewed by management of Cardinal Health as well as by representatives of Goldman Sachs and Wachtell Lipton, and the Cardinal Health board approved the acquisition of ALARIS by Cardinal Health and related matters, subject to completion of definitive documentation and related matters.

The ALARIS board met on the morning of May 18, 2004 to discuss the progress of negotiations of the Merger Agreement and the Support Agreement. The ALARIS board determined to meet again later that day for the purpose of considering approval of the Merger Agreement and the Support Agreement and related matters.

The ALARIS board met again at 5:00 p.m., New York time, on May 18, 2004. Piper Rudnick reviewed with the ALARIS board the current terms and conditions of the Merger Agreement and the Support Agreement. The ALARIS Board determined to postpone the investment bankers’ presentation of their analyses and fairness opinions, and the ALARIS Board’s vote on consideration of the Merger Agreement and the Support Agreement, until later that evening.

The ALARIS board met again at 8:00 p.m. New York time, on May 18, 2004. Representatives of Piper Rudnick, Potter Anderson and each of the ALARIS financial advisors attended the meeting. During the meeting, representatives of ALARIS, financial advisors reviewed written materials provided to the ALARIS board earlier in the day. After these presentations, each of the financial advisors informed the ALARIS board that it was of the opinion that the consideration from Cardinal Health to be received by the ALARIS stockholders in the offer and the merger was fair, from a financial point of view, to the ALARIS stockholders (other than ALARIS’ Majority Stockholder and his affiliates, regarding whom they rendered no opinion). Following these presentations, Piper Rudnick and Potter Anderson reviewed the terms of the Merger Agreement and the Support Agreement with the ALARIS board. The ALARIS Board then voted unanimously to approve the Support Agreement and the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger.

That evening, ALARIS, Cardinal Health and Subcorp executed the Merger Agreement and Cardinal Health and ALARIS’ Majority Stockholder executed the Support Agreement. On the morning of May 19, 2004, Cardinal Health and ALARIS issued a joint press release announcing the execution of the Merger Agreement and the terms of the proposed acquisition of ALARIS by Cardinal Health.

11.	Purpose of the Offer; the Merger Agreement; the Support Agreement; Statutory Requirements; Appraisal Rights; “Going Private” Transactions; Plans for ALARIS

(a) Purpose. The purpose of the Offer and the Merger is to acquire control of, and the entire equity interest in, ALARIS. The Offer, as the first step in the acquisition of ALARIS, is intended to facilitate the acquisition of all of the Shares. The purpose of the Merger is to acquire all capital stock of ALARIS not purchased pursuant to the Offer or otherwise.

(b) The Merger Agreement. The following summary description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement itself, which Cardinal Health and Subcorp have filed as an exhibit to the Tender Offer Statement on Schedule TO that Cardinal Health and Subcorp have filed with the Commission, which you may examine and copy as set forth in Section 8—“Information Concerning ALARIS” and Section 9—“Information Concerning Cardinal Health and Subcorp.”

The Offer. The Merger Agreement provides that Subcorp will commence the Offer within ten business days of the date of the Merger Agreement, and that, upon the terms and subject to prior satisfaction or waiver of the conditions of the Offer, as set forth in Section 14—“Conditions of the Offer”, Subcorp will purchase all Shares validly tendered and not withdrawn pursuant to the Offer. The Merger Agreement provides that, without the prior written consent of ALARIS, Subcorp will not decrease the price to be paid in the Offer or change the form of consideration payable in the Offer, decrease the number of Shares sought to be purchased in the Offer, impose conditions to the Offer in addition to those set forth in Annex A to the Merger Agreement, change or waive the Minimum Condition or, except as provided in the Merger Agreement, extend the expiration of the Offer beyond the initial Expiration Date, or amend any other term of the Offer in a manner materially adverse to the ALARIS stockholders. Subcorp may, without the consent of ALARIS, (a) extend the Offer for one or more periods of not more than five business days not to exceed an aggregate of 15 business days, if, at the then-scheduled Expiration Date, any of the conditions to Subcorp’s obligation to accept for payment and pay for all Shares shall not have been satisfied or waived until such time as such conditions are satisfied or waived to the extent permitted by the Merger Agreement, (b) extend the Offer for any period required by any rule or position of the Commission or the Staff of the Commission applicable to the Offer, or (c) extend the Offer for one subsequent offering period for three to 20 business days in order to acquire at least 90% of all outstanding Shares or otherwise. Further, upon the written request of ALARIS, Subcorp will extend the Offer for one or more periods not to exceed an aggregate of 15 business days, if, as of any Expiration Date, all of the conditions of the Offer are not satisfied, but such conditions are reasonably capable of being satisfied in such period.

Recommendation. ALARIS has represented to Cardinal Health in the Merger Agreement that the ALARIS Board, at a meeting duly called and held, acting unanimously, has (a) approved the Merger Agreement, and deemed the Merger Agreement, the Offer, the Merger and the transactions contemplated by the Merger Agreement advisable, fair to and in the best interests of the ALARIS stockholders, (b) approved the Merger Agreement, the Support Agreement and the transactions contemplated by the Merger Agreement and the Support Agreement, including the Offer and the Merger in all respects and for purposes of Section 203 of the DGCL, and (c) resolved to recommend that the ALARIS stockholders accept the Offer, tender their Shares under the Offer to Subcorp and approve and adopt the Merger Agreement and the Merger to the extent required by applicable laws. ALARIS further represented that each of ALARIS’ Financial Advisors—Citigroup Global Markets Inc., Bear, Stearns & Co. Inc. and CIBC World Markets Corp.—has delivered to the ALARIS Board a written opinion to the effect that, as of the date of the Merger Agreement, the consideration to be received by the ALARIS stockholders pursuant to the Offer and the Merger is fair, from a financial point of view, to the ALARIS stockholders (other than ALARIS’ Majority Stockholder). See Annexes II, III and IV to the Schedule 14D-9.

Directors. The Merger Agreement provides that Subcorp, promptly upon the acceptance of any Shares for payment by Cardinal Health, Subcorp or any of their affiliates pursuant to the Offer (the “Appointment Time”), and from time to time thereafter and subject to certain requirements discussed in this paragraph below, is entitled to designate up to such number of directors, rounded up to the nearest whole number constituting at least a majority of the directors, on the ALARIS Board as will give Subcorp representation on the ALARIS Board equal to the product of the total number of directors on the ALARIS Board (giving effect to any increase in the number of directors so elected pursuant to the Merger Agreement) and the percentage that such number of Shares so purchased bears to the total number of Shares then outstanding. ALARIS will use all reasonable efforts to, upon Subcorp’s request, promptly, at Subcorp’s election, either increase the size of the ALARIS Board or secure the resignation of such number of directors as is necessary to enable Subcorp’s designees to be so elected. Subject to certain requirements discussed in this paragraph below, ALARIS will, at such times, cause individuals designated by Subcorp to constitute a majority of each committee of the ALARIS Board, other than any committee of the ALARIS Board established to take action under the Merger Agreement which committee must be composed only of Independent Directors (as defined below). In the event that Subcorp’s designees are elected or designated to the ALARIS Board, then, until the time the Merger becomes effective (as described under “—The Merger”), ALARIS will cause the ALARIS Board to have at least two members who were directors on the date of the Merger Agreement, including at least two directors who are selected by such current directors and who are independent directors for purposes of the continued listing requirements of the New York Stock Exchange (the “Independent Directors”). If any Independent Director is unable to serve due to death, disability or any other reason, the remaining Independent Directors will be entitled to elect or designate another individual (or individuals) who serves as a director (or directors) on the date of the Merger Agreement (provided that no such individual is an employee of ALARIS or its subsidiaries) to fill the vacancy, and such director (or directors) will be deemed to be an Independent Director (or Independent Directors) for purposes of the Merger Agreement. If no Independent Director then remains, the other directors will designate two individuals who were directors on the date of the Merger Agreement, provided that such individuals may not be employees, officers, directors or affiliates of ALARIS, Cardinal Health or Subcorp (or, in the event there is less than two directors available to fill the vacancies as a result of such individuals’ deaths, disabilities or refusals to serve, such smaller number of individuals who were directors on the date of the Merger Agreement) to fill the vacancies and such directors will be deemed Independent Directors for purposes of the Merger Agreement. Following the Appointment Time and prior to the Effective Time (as defined under “—The Merger”), Cardinal Health and Subcorp will cause any amendment of the Merger Agreement, any amendment of ALARIS’ Certificate of Incorporation or ALARIS’ By-laws, any termination of the Merger Agreement by ALARIS, any extension by ALARIS of the time for performance of any of the obligations or other acts of Subcorp or Cardinal Health or waiver of any of ALARIS’ rights under the Merger Agreement or other action adversely affecting the rights of the ALARIS stockholders (other than Cardinal Health or Subcorp) not to be effected without the affirmative vote of a majority of the Independent Directors. Following the Appointment Time and prior to the Effective Time, neither Cardinal Health nor Subcorp will take any action to remove any Independent Director absent cause.

The Merger. The Merger Agreement provides that, at the Effective Time, Subcorp will be merged with and into ALARIS. Following the Merger, the separate corporate existence of Subcorp will cease and ALARIS will continue as the surviving corporation (the “Surviving Corporation”) and a wholly owned subsidiary of Cardinal Health. The Merger will become effective when the Certificate of Merger has been filed with the Delaware Secretary of State or at such later time as will be agreed upon by Cardinal Health and ALARIS and specified in the Certificate of Merger (the “Effective Time”). See “—Appraisal Rights.”

Charter, By-Laws, Directors and Officers. The Surviving Corporation’s Certificate of Incorporation, as in effect immediately prior to the Effective Time, will be amended as of the Effective Time so as to contain only the provisions contained immediately prior to the Effective Time in Subcorp’s Certificate of Incorporation (except for Article I thereof, which will continue to read “The name of the corporation is ‘ALARIS MEDICAL SYSTEMS, INC.’”) and Subcorp’s By-laws in effect immediately prior to the Effective Time will be the Surviving Corporation’s By-laws, in each case, until amended in accordance with the DGCL. From and after the Effective Time, the officers of ALARIS will be the officers of the Surviving Corporation and the directors of

Subcorp will be the directors of the Surviving Corporation, in each case, until their respective successors are duly elected and qualified. On or prior to the closing of the Merger, ALARIS will deliver to Cardinal Health evidence satisfactory to Cardinal Health of the resignations of the directors of ALARIS (other than those designated by Subcorp), such resignations to be effective as of the Effective Time.

ALARIS Stockholder Meeting. ALARIS has agreed, pursuant to the Merger Agreement, that, if required by applicable law in order to consummate the Merger, it will, in accordance with applicable law as well as ALARIS’ Certificate of Incorporation and ALARIS’ By-laws (both as in effect at the date of the Merger Agreement), (a) duly call, give notice of, convene and hold a special meeting of the ALARIS stockholders as soon as practicable following the acceptance for payment of Shares by Subcorp pursuant to the Offer (or, if later, following the termination of the Subsequent Offering Period, if any) for the purpose of considering and taking action upon the Merger Agreement, and (b) prepare and file with the Commission a preliminary proxy or information statement relating to the Merger Agreement, and take all lawful actions (1) to obtain and furnish the information required to be included by the Commission in the proxy statement and, after consultation with Cardinal Health, to respond promptly to any comments made by the Commission or the Staff of the Commission with respect to the preliminary proxy statement and to cause a definitive proxy statement to be mailed to the ALARIS stockholders as soon as practicable, which proxy statement will include all information required by applicable law and the ALARIS Board recommendation (to the extent not withdrawn in accordance with the Merger Agreement) that the ALARIS stockholders approve and adopt the Merger Agreement and the Merger and the written opinion of each of ALARIS’ Financial Advisors to the extent not previously withdrawn, and (2) to obtain the necessary approvals of the Merger Agreement, the Merger and the transactions contemplated by the Merger Agreement by the ALARIS stockholders. The Merger Agreement provides that subject to the terms of the Merger Agreement, ALARIS and the ALARIS Board will recommend that the ALARIS stockholders approve and adopt the Merger Agreement and the Merger and, except as expressly permitted by the Merger Agreement, will not withdraw, amend or modify in a manner adverse to Cardinal Health the ALARIS Board recommendation. Cardinal Health has agreed in the Merger Agreement that it will vote, or cause to be voted, all of the Shares then owned by it, Subcorp or any of Cardinal Health’s other subsidiaries in favor of the approval of the Merger and the Merger Agreement and the transactions contemplated by the Merger Agreement.

The Merger Agreement further provides that, notwithstanding the foregoing, if Cardinal Health, Subcorp or any other of Cardinal Health’s subsidiaries acquire at least 90% of the outstanding Shares pursuant to the Offer, the parties to the Merger Agreement will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the payment by Cardinal Health, Subcorp or any of their affiliates for Shares pursuant to the Offer without a meeting of the ALARIS stockholders in accordance with Section 253 of the DGCL. See “—Appraisal Rights.”

Additional Actions after the Merger. The Merger Agreement further provides that, at any time after the Effective Time, if any additional actions are necessary or desirable to vest in the Surviving Corporation its title to any of the rights of ALARIS or otherwise to carry out the provisions of the Merger Agreement, ALARIS and its officers and directors will be deemed to have granted an irrevocable power of attorney to the Surviving Corporation.

Conversion of Securities. At the Effective Time, each share of common stock of Subcorp issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without any action on the part of the ALARIS stockholder, be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

By virtue of the Merger and without any action on the part of the ALARIS stockholders, at the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than (a) any Shares owned by ALARIS or Cardinal Health or any of their subsidiaries, and (b) Shares held by a holder that is entitled to demand and properly demands appraisal for those Shares (“Appraisal Shares”) in accordance with the provisions of Section 262 of the DGCL (“Section 262”), which Appraisal Shares shall only be entitled to the rights granted under Section 262), will be canceled and cease to exist, and will be converted into and represent the right to receive the Merger Consideration. If an ALARIS stockholder fails to validly perfect or loses the right to appraisal under Section 262 or if a court of competent jurisdiction determines that the ALARIS stockholder is not entitled to the relief provided by Section 262, then the rights of the ALARIS stockholder under Section 262 shall cease, and the Appraisal Shares shall be deemed to have been converted at the Effective Time into, and shall have become, the right to receive the Merger Consideration without interest as provided above. See “—Appraisal Rights.”

Treatment of Stock Options. The Merger Agreement provides that, prior to the Effective Time, Cardinal Health and ALARIS shall take all actions as may be necessary to cause (a) each unexpired and unexercised outstanding option granted or issued under ALARIS stock option plans in effect on the date of the Merger Agreement that remains outstanding and unexercised as of the Effective Time (each, an “ALARIS Option”) to be automatically converted at the Effective Time into a vested option (a “Cardinal Health Exchange Option”) to purchase that number of common shares, without par value, of Cardinal Health, equal to the number of Shares subject to the ALARIS Option immediately prior to the Effective Time multiplied by the ratio of the Merger Consideration over the average closing price of a Cardinal Health common share on the last five trading days immediately prior to the Effective Time (such ratio, the “Conversion Ratio”) (and rounded down to the nearest whole share), with an exercise price per share equal to the exercise price per share that existed under the corresponding ALARIS Option divided by the Conversion Ratio (and rounded up to the nearest whole cent), and with other terms and conditions that are the same as the terms and conditions of the ALARIS Option immediately before the Effective Time; provided that, to the extent practicable, with respect to any ALARIS Option that is an incentive stock option, the foregoing conversion shall be carried out in a manner satisfying the requirements of Section 424(a) of the Code, and (b) no further issuances of Shares, following the Effective Time, with respect to any ALARIS Option or other equity-based award. Notwithstanding any other provision of the Merger Agreement, following the Appointment Time, ALARIS may take action with respect to any ALARIS Option to provide for payment to the holder of such ALARIS Option, the excess of the Merger Consideration less the exercise price for such ALARIS Option times the number of shares of ALARIS common stock represented by such ALARIS Option and taking into account any withholding of taxes. Under the Merger Agreement, Cardinal Health agreed to use its reasonable best efforts to file with the Commission, within 15 days after the closing of the Merger, a registration statement on Form S-8 or other appropriate form under the United States Securities Act of 1933, as amended, to register Cardinal Health common shares issuable upon exercise of the Cardinal Health Exchange Options and to use its reasonable efforts to cause the registration statement to remain effective until the exercise or expiration of the Cardinal Health Exchange Options. Cardinal Health will be permitted to make additional grants of equal amounts under the ALARIS stock option plans following the Effective Time for an amount of Cardinal Health common shares equal to the number of Shares under ALARIS stock option plans immediately prior to the Effective Time that are not subject to outstanding awards, multiplied by the Conversion Ratio.

Representations and Warranties. Pursuant to the Merger Agreement, Cardinal Health and Subcorp have made customary representations and warranties to ALARIS with respect to, among other matters, Cardinal Health’s and Subcorp’s organization and standing, Cardinal Health’s and Subcorp’s corporate power and authority, conflicts, consents and approvals, brokerage and finders’ fees, information supplied and to be supplied for inclusion in the proxy statement and the Tender Offer Statement on Schedule TO and the Schedule 14D-9, and required funds. ALARIS has made customary representations and warranties to Cardinal Health and Subcorp with respect to, among other matters, its organization and standing, its subsidiaries, corporate power and authority, capitalization, conflicts, consents and approvals, brokerage and finders’ fees, filings with the Commission and securities law matters, information supplied and to be supplied for inclusion in the proxy statement and the Tender Offer Statement on Schedule TO and the Schedule 14D-9, compliance with law, litigation and products liability, the absence of any material adverse changes of and effects on ALARIS, taxes, intellectual property, title to and condition of properties, employee benefit plans, contracts, labor matters, undisclosed liabilities, operation of business and relationships, permits and compliance, environmental matters, insurance, opinion of financial advisor, board recommendation and required vote, and actions under state takeover laws.

HSR Act Filings; Reasonable Efforts; Notification. The Merger Agreement obligates (a) each of Cardinal Health and ALARIS to make or cause to be made the filings required under the HSR Act and any other applicable antitrust laws, to comply with information requests of any governmental authority and to cooperate with the other party in connection with any such filings, (b) each of Cardinal Health and ALARIS to use all reasonable efforts to resolve any objections, if any, asserted by any governmental authority with respect to the transactions contemplated by the Merger Agreement under any antitrust laws, and (c) each of Cardinal Health, Subcorp and ALARIS to use all reasonable efforts to take, or cause to be taken, all actions, and to do, and cooperate with the other parties in doing, all things necessary or advisable to consummate the Offer, the Merger and the transactions contemplated by the Merger Agreement, including filing with and obtaining of approvals from governmental authorities and obtaining of third-party consents and the execution of necessary additional documents; additionally, each of Cardinal Health and ALARIS shall use all reasonable efforts to fulfill all conditions precedent to the Offer (as set forth under Section 14—“Conditions of the Offer”) and to the Merger. It is further provided that, notwithstanding anything to the contrary in the Merger Agreement, that (a) neither Cardinal Health nor any of its subsidiaries shall be required to hold separate or divest any of their respective businesses, (b) prior to the Effective Time, neither ALARIS nor any of its subsidiaries shall be required to hold separate or divest any of their respective businesses, (c) neither Cardinal Health, Subcorp and ALARIS nor their respective subsidiaries shall be required to take any action substantially impairing benefits expected, as of the date of the Merger Agreement, to be realized by Cardinal Health from consummation of the Offer and the Merger, (d) neither Cardinal Health nor Subcorp shall be required to waive any of the conditions of the Offer as set forth under Section 14—“Conditions of the Offer,” and (e) neither Cardinal Health nor Subcorp nor ALARIS shall be required to waive any of the conditions to the Merger set forth in the Merger Agreement as they apply to the respective party.

Public Announcements. The Merger Agreement provides that, unless required by applicable law or requirements of the New York Stock Exchange (and, in that event, only if time does not permit), ALARIS and Cardinal Health shall consult promptly with the other before issuing any press release or otherwise making any public statement with respect to the Offer, the Merger and the transactions contemplated by the Merger Agreement, and shall not issue any such press release prior to such consultation which consultation shall provide the other a reasonable opportunity to comment.

Conveyance Taxes. Pursuant to the Merger Agreement, ALARIS and Cardinal Health shall cooperate in the preparation, execution and filing of all tax returns, questionnaires, applications or other documents regarding certain taxes and fees that become payable in connection with the transactions contemplated by the Merger Agreement and that are required or permitted to be filed on or before the Effective Time.

Indemnification; Directors’ and Officers’ Insurance. Pursuant to the Merger Agreement, Cardinal Health has agreed that, from and after the Effective Time, to the fullest extent permitted by law, Cardinal Health shall cause the Surviving Corporation to indemnify, hold harmless and advance expenses to the present and former officers and directors of ALARIS in respect of acts or omissions occurring prior to the Effective Time to the extent provided under ALARIS’ Certificate of Incorporation or ALARIS’ By-laws. In the Merger Agreement, Cardinal Health also has agreed that it shall cause the Surviving Corporation or Cardinal Health to obtain and maintain in effect, for a period of six years after the Effective Time, policies of directors’ and officers’ liability insurance covering each person who was covered under such policies as of the date of the Merger Agreement and immediately prior to the Appointment Time at no cost to the beneficiaries thereof with respect to acts or omissions occurring prior to the Effective Time with substantially the same coverage and containing substantially similar terms and conditions as existing policies.

Employee Benefit Arrangements. With respect to employee benefit matters, the Merger Agreement provides that Cardinal Health will use its reasonable best efforts to make ALARIS employees eligible to participate in Cardinal Health employee benefit plans as of a date to be mutually determined by Cardinal Health and ALARIS (the “Eligibility Date”). Without limiting the foregoing, from and after the Effective Time and until the Eligibility Date, Cardinal Health will provide ALARIS employees with employee benefit plans, programs or arrangements that, in the aggregate, will provide benefits that are not materially less favorable in the aggregate than the benefits provided to such ALARIS employees under the ALARIS employee benefit plans, programs or arrangements (except for plans providing equity or equity-based compensation), it being understood that, except as otherwise provided by the Merger Agreement, the foregoing will not require Cardinal Health or the Surviving Corporation to maintain any particular ALARIS employee benefits plan, program, contract or arrangement.

Conduct of ALARIS’ Operations. The Merger Agreement obligates ALARIS to conduct its operations only in the ordinary course of business, except as expressly contemplated by the Merger Agreement and the transactions contemplated by the Merger Agreement, and obligates ALARIS to use all reasonable efforts to maintain and to preserve its business organizations and its material rights and franchises and accreditation status and to retain the services of its officers and key employees and maintain relationships with customers, suppliers, lessees, licensees and other third parties, and to maintain all of its operating assets in their current condition (normal wear and tear excepted), to the end that their goodwill and ongoing business shall not be impaired in any material respect. Without limiting the generality of the foregoing, during the period from the date of the Merger Agreement to the Effective Time, ALARIS shall not, except as otherwise expressly contemplated by the Merger Agreement, including the related disclosure schedule and the transactions contemplated or expressly permitted by the Merger Agreement, without the prior written consent of Cardinal Health:

•	do or effect any of the following actions with respect to its securities or the securities of its subsidiaries: (1) adjust, split, combine or reclassify ALARIS capital stock or that of its subsidiaries, (2) make, declare or pay any dividend or distribution on, or, directly or indirectly, redeem, purchase or otherwise acquire, any shares of ALARIS capital stock or that of its subsidiaries or any securities or obligations convertible into or exchangeable for any shares of ALARIS capital stock or that of its subsidiaries, other than dividends or distributions by any wholly owned subsidiaries of ALARIS to ALARIS or to a wholly owned, United States-based subsidiary of ALARIS, (3) grant any person any right or option to acquire any shares of ALARIS capital stock or that of its subsidiaries, except for the grant, in the aggregate, of options to purchase up to 5,000 shares of ALARIS common stock, (4) issue, deliver or sell or agree to issue, deliver or sell any additional shares of ALARIS capital stock or any securities or obligations convertible into or exchangeable or exercisable for any shares of ALARIS capital stock or such securities (except pursuant to the exercise of outstanding options to purchase ALARIS common stock or for the grant, in the aggregate, of options to purchase up to 5,000 shares of ALARIS common stock as provided above) or the capital stock or such securities of its subsidiaries, or (5) enter into any agreement, understanding or arrangement with respect to the sale, voting, registration or repurchase of ALARIS capital stock or that of its subsidiaries;

•	directly or indirectly, sell, transfer, lease, pledge, mortgage, encumber or otherwise dispose of any of its property or assets having a value exceeding $1,000,000 individually or $2,500,000 in the aggregate other than in the ordinary course of business;

•	make or propose any changes in the ALARIS’ Certificate of Incorporation or ALARIS’ By-laws;

•	merge or consolidate with any other person;

•	acquire assets or capital stock of any other person having a purchase price exceeding $1,000,000 individually or $2,500,000 in the aggregate other than the acquisition of assets in the ordinary course of business;

•	incur or otherwise become liable for any indebtedness for the obligations of any other entity, other than in the ordinary course of business, consistent with past practice, and not, in any case, in an amount in excess of $4,000,000;

•	create any subsidiaries;

•

enter into, amend or modify any employment, severance, termination or similar agreements or arrangements with, or grant any bonuses, salary increases, severance or termination pay, to any officer, director, consultant or employee, other than with respect to the termination of employment of any person in the ordinary course of business consistent with past practice with respect to non-officer employees, or otherwise increase the compensation or benefits provided to, or pay any amounts not otherwise due to, any officer, director, consultant or employee, except as may be required by applicable law or agreements that existed on the date of the Merger Agreement, or grant, reprice, or accelerate the exercise or payment of any options to purchase Shares or other equity-based awards, except for the grant, in the aggregate, of options to purchase up to 5,000 shares of ALARIS common stock;

•	enter into, adopt or amend any employee benefit plans, programs or other arrangements providing benefits to any ALARIS employee or former ALARIS employee, except as shall be required by applicable law;

•	take any action that could give rise to severance benefits payable to any officer or director of ALARIS as a result of the consummation of any of the transactions contemplated by the Merger Agreement (including in connection with any post-consummation termination of employment);

•	change any method or principle of tax or financial accounting, except to the extent required by GAAP or applicable law as advised by ALARIS’ regular independent accountants;

•	make any material changes or modifications to any pricing policy or investment policy or any method of doing business;

•	settle any suit, claim, action, proceeding, hearing, notice of violation, demand letter or investigation, whether now pending or hereafter made or brought involving, individually or in the aggregate, an amount in excess of $1,000,000;

•	modify, amend or terminate, or waive, release or assign any material rights or claims with respect to, specified contracts or any other material contract to which ALARIS is a party or any confidentiality agreement to which ALARIS is a party;

•	enter into or amend any confidentiality agreements or arrangements, other than in the ordinary course of business consistent with past practice (other than as permitted, in each case, by the provisions described below in “—No Solicitation”) or waive any provisions under any existing confidentiality agreement, standstill agreement or similar arrangements;

•	write up, write down or write off the book value of any assets, individually or in the aggregate, in excess of $1,000,000, except for depreciation and amortization in accordance with GAAP consistently applied or as required by applicable law;

•	incur or commit to any capital expenditures in excess of $12,000,000 in the aggregate, provided that such expenditures are incurred or committed in a manner generally consistent with ALARIS’ existing capital expenditure plan;

•	make any payments in respect of policies of directors’ and officers’ liability insurance (premiums or otherwise), other than premiums paid in respect of its current policies not in excess of the amount paid prior to the date of the Merger Agreement;

•	take any action to exempt or make not subject to (1) the provisions of Section 203 of the DGCL (“Section 203”) or (2) any other state takeover law or state law that purports to limit or restrict business combinations or the ability to acquire or vote shares, any individual or entity (other than Cardinal Health or its subsidiaries), or any action taken thereby, which individual, entity or action would have otherwise been subject to the restrictive provisions thereof and not exempt therefrom;

•	take any action that would reasonably be likely to result in any representation or warranty of ALARIS set forth in the Merger Agreement becoming not true or not accurate in any material respect;

•	enter into or carry out any other transaction other than in the ordinary course of business;

•	make, revoke or amend any tax election, settle or compromise any claim or assessment with respect to taxes, execute or consent to any waivers extending the statutory period of limitations with respect to the collection or assessment of any taxes or amend any material tax returns;

•	permit or cause any of its subsidiaries to do any of the foregoing or agree or commit to do any of the foregoing; or

•	agree (whether or not in writing) to take any of the foregoing actions.

No Solicitation. During the term of the Merger Agreement, ALARIS shall not, and shall not authorize or permit any of its subsidiaries or any of its or its subsidiaries’ directors, officers, employees, agents or representatives, directly or indirectly, to: (a) solicit, initiate, knowingly encourage or knowingly facilitate, or knowingly furnish or otherwise disclose nonpublic information in furtherance of, any inquiries or the making of any proposal with respect to any recapitalization, merger, consolidation or other business combination involving ALARIS, or acquisition of any capital stock from ALARIS (other than upon exercise of ALARIS Options that were (i) outstanding as of the date of the Merger Agreement or (ii) permitted to be granted under the terms of the Merger Agreement) or ALARIS’ Majority Stockholder or the ALARIS stockholders generally or a material amount of the assets of ALARIS and any of its subsidiaries, taken as a whole, in a single transaction or a series of related transactions not in the ordinary course of business, or any acquisition by ALARIS of any material assets or capital stock of any other person not in the ordinary course of business, or any combination of the foregoing (a “Competing Transaction”), or (b) negotiate or otherwise engage in discussions with any person (other than Cardinal Health, Subcorp or their respective directors, officers, employees, agents and representatives) with respect to any Competing Transaction or potential Competing Transaction or (c) enter into any agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the Offer, the Merger or any transactions contemplated by the Merger Agreement; provided, however, in each case, that, at any time prior to the Appointment Time, ALARIS may furnish or otherwise disclose information to, and negotiate or otherwise engage in discussions with, any individual or entity that delivers a written proposal for a Competing Transaction that was not solicited, knowingly encouraged or knowingly facilitated after the date of the Merger Agreement if and so long as the ALARIS Board (i) determines in good faith, after consultation with its outside legal counsel, that failing to take such action is reasonably likely to cause the ALARIS Board to violate its fiduciary duties under applicable law and (ii) determines, after consultation with ALARIS’ Financial Advisors (or any other nationally recognized investment banking firm), that such a proposal is or is reasonably likely to lead to a transaction that is more favorable to the ALARIS stockholders (determined without regard to the Support Agreement in the case of ALARIS’ Majority Stockholder) from a financial point of view than the transactions contemplated by the Merger Agreement (including any adjustment to the terms and conditions proposed in writing to ALARIS by Cardinal Health in response to the Competing Transaction) taking into account, among other things, the likelihood and anticipated timing of consummation and all legal, financial, regulatory and other aspects of the proposal of the transactions contemplated by the Merger Agreement and the parties thereto (any proposal with respect to which the ALARIS Board has made the determination described above, a “Superior Proposal”), provided, further, that, prior to furnishing or otherwise disclosing any information to such individual or entity, ALARIS shall enter into a confidentiality agreement that is no less restrictive, in any respect, than the confidentiality agreement between Cardinal Health and ALARIS, dated March 8, 2004 (the “Confidentiality Agreement”). ALARIS immediately will cease all existing activities, discussions and negotiations with any individual or entity conducted heretofore with respect to any proposal for a Competing Transaction and request the return of all confidential information regarding ALARIS provided to any such individual or entity prior to the date of the Merger Agreement pursuant to the terms of any confidentiality agreements or otherwise. In the event that, prior to the Appointment Time, the ALARIS Board after consultation with its outside legal counsel determines that failure to do so would be reasonably likely to cause the ALARIS Board to violate its fiduciary duties under applicable laws, the ALARIS Board may (subject to this and the following sentences) withdraw, modify or change, in a manner adverse to Cardinal Health, the ALARIS Board recommendation and/or comply with Rule 14e-2 under the Securities Exchange Act, provided that ALARIS gives Cardinal Health at least 24-hours prior written notice of its intention to do so (provided that the foregoing shall in no way limit or otherwise affect Cardinal Health’s right to terminate the Merger Agreement in accordance with the provisions described under “—Termination”). Any such withdrawal, modification or change of the ALARIS Board recommendation shall not change the approval of the ALARIS Board for purposes of causing any state takeover statute or other state law to be inapplicable to the transactions contemplated by the Merger Agreement, including the Offer, the Merger, or the Support Agreement and the transactions contemplated by such agreements. From and after the execution of the Merger Agreement, ALARIS shall immediately advise Cardinal Health in writing of the receipt, directly or indirectly, of any inquiries or proposals or participation in discussions or negotiations relating to a Competing Transaction (including the specific terms thereof and the identity of the other individual or entity or individuals or entities involved) and immediately furnish to Cardinal Health a copy of any such written proposal in addition to a copy of any information provided to or by any third party relating thereto. In addition, ALARIS shall immediately advise Cardinal Health, in writing, if the ALARIS Board shall make any determination as to any Competing Transaction as contemplated above. ALARIS is not prohibited from, at any time, taking and disclosing to the ALARIS stockholders a position contemplated by Rule 14D-9 or Rule 14e-2 under the Securities Exchange Act or Item 1012(a) of Regulation M-A or making any disclosure required by Rule 14a-9 under the Securities Exchange Act so long as the requirements set forth under this paragraph “—No Solicitation” are satisfied.

Fiduciary Right of Termination. The Merger Agreement provides that, if, prior to the Appointment Time, the ALARIS Board shall determine in good faith, after consultation with ALARIS’ Financial Advisors and ALARIS’ legal advisors, that any unsolicited written proposal from a third party for a Competing Transaction received after the date of the Merger Agreement continues to be a Superior Proposal and the ALARIS Board has determined, following consultation with its outside legal counsel, that the failure to enter into such a Competing Transaction would be reasonably likely to cause the ALARIS Board to violate its fiduciary duties under applicable law. ALARIS may terminate the Merger Agreement and enter into a letter of intent, agreement-in-principle, acquisition agreement or other similar agreement (each, an “Acquisition Agreement”) with respect to such Competing Transaction, provided that ALARIS shall have at all times after the date of the Merger Agreement complied with the provisions described under “—No Solicitation” above, and provided, further, that, prior to any such termination, (a) ALARIS has provided written notice to Cardinal Health that it intends to terminate the Merger Agreement in accordance with the respective termination provisions and (b) within three full business days after ALARIS’ notice described under (a) above, Cardinal Health does not make a written offer that the ALARIS Board concludes in good faith (following consultation with ALARIS’ Financial Advisors (or any other nationally recognized investment banking firm) and outside legal counsel) is as favorable to the ALARIS stockholders as the Competing Transaction then determined to be a Superior Proposal.

Access to Information. The Merger Agreement provides that ALARIS will give Cardinal Health’s representatives appropriate access at all reasonable times to ALARIS’ premises, properties, books, records, contracts, documents, customers and suppliers. It is further provided that Cardinal Health will keep the information so obtained confidential pursuant to the terms of the Confidentiality Agreement, and shall cause its directors, officers and employees and representatives or advisors who receive any portion thereof to keep all such information confidential, except as may otherwise be required by applicable laws.

Subsequent Financial Statements. Pursuant to the Merger Agreement, ALARIS shall provide to Cardinal Health drafts of any SEC documents of ALARIS a reasonable time prior to filing and shall consult with, and provide an opportunity to comment to, Cardinal Health prior to filing any SEC documents of ALARIS or making publicly available its financial results for any period.

Section 203 of the DGCL Covenant. Cardinal Health covenants and agrees that, notwithstanding the fact that the ALARIS Board approved the Merger Agreement and the Support Agreement for purposes of Section 203 of the DGCL, in the event that Cardinal Health, Subcorp or their respective affiliates acquire the shares of ALARIS common stock owned by ALARIS’ Majority Stockholder or affiliates of ALARIS’ Majority Stockholder and either (a) Subcorp does not consummate the Offer and accept for payment and pay for all of the shares of ALARIS common stock validly tendered and not withdrawn or (b) the Merger Agreement is terminated, Cardinal

Health and its affiliates shall be subject to the limitations of Section 203 of the DGCL to the same extent they would have been subject to the limitations of Section 203 if the ALARIS Board had not approved the Merger Agreement and the Support Agreement.

Conditions to Consummation of the Merger. Pursuant to the Merger Agreement, the respective obligations of Cardinal Health, Subcorp and ALARIS to consummate the Merger are subject to the satisfaction of each of the following conditions:

•	if required by applicable law, ALARIS stockholders shall have approved and adopted the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement;

•	all required material approvals of any local, domestic, foreign or multinational court, arbitral tribunal, administrative agency or commission or other governmental or regulatory body, agency, instrumentality or authority (including the United States Food and Drug Administration, the United States Federal Trade Commission, the United States Federal Communications Commission, the American Medical Association and the Pharmaceutical Marketing Association) (each of the foregoing, a “Governmental Authority”) shall have been obtained;

•	no provision of applicable law and no judgment, injunction, order or decree issued by a court of competent jurisdiction shall prohibit or enjoin the consummation of the Merger or the transactions contemplated by the Merger Agreement or materially limit the ownership or operation by Cardinal Health, ALARIS or any of their respective subsidiaries of any material portion of the businesses or assets of Cardinal Health or ALARIS; and

•	Subcorp shall have purchased Shares pursuant to the Offer.

The Merger Agreement further provides that the obligations of Cardinal Health and Subcorp to consummate the Merger are subject to the condition that there is not pending any material action by any Governmental Authority:

•	seeking to restrain or prohibit the acquisition of shares of ALARIS common stock or the consummation of the Merger;

•	seeking to prohibit or materially limit the ownership or operation by Cardinal Health, ALARIS or any of their respective subsidiaries of, or to compel Cardinal Health, ALARIS or any of their respective subsidiaries to dispose of or hold separate, any material portion of the business or assets of Cardinal Health, ALARIS or any of their respective subsidiaries, in each case, as a result of the purchase of shares of ALARIS common stock pursuant to the Offer or the Merger;

•	seeking to impose limitations on the ability of Cardinal Health to acquire or hold, or exercise full rights of ownership of, any shares of the Surviving Corporation capital stock, including the right to vote the Surviving Corporation capital stock on all matters properly presented to Surviving Corporation stockholders; or

•	seeking to prohibit Cardinal Health or any of its subsidiaries from effectively controlling in any material respect the business or operations of ALARIS or any of its subsidiaries.

Termination. The Merger Agreement may be terminated and the Offer and the Merger may be abandoned (notwithstanding any approval of the Merger Agreement by the ALARIS stockholders):

(a) by mutual written consent of Cardinal Health and ALARIS, at any time prior to the Effective Time;

(b) by either Cardinal Health or ALARIS if, any judgment, injunction, order or decree of a competent Governmental Authority enjoining Cardinal Health or ALARIS from consummating the Offer, the Merger or the transactions contemplated by the Merger Agreement shall have been entered and such judgment, injunction, order or decree shall have become final and non-appealable, provided, that the party seeking to terminate the Merger Agreement shall have used all reasonable efforts to remove or lift such judgment, injunction, order or decree;

(c) by either Cardinal Health or ALARIS if the Appointment Time shall not have occurred on or before October 31, 2004, provided, however, that the right to terminate the Merger Agreement under this paragraph (c) shall not be available to the party to the Merger Agreement whose failure or whose affiliate’s failure to perform any material covenant or obligation under the Merger Agreement has been the cause of or resulted in the failure of the Appointment Time to occur on or before such date;

(d) by Cardinal Health, prior to the Appointment Time, if (1) the ALARIS Board has failed to include in the Schedule 14D-9 or the proxy statement the ALARIS Board recommendation; (2) the ALARIS Board shall withdraw, modify or change the ALARIS Board recommendation in any manner adverse to Cardinal Health; (3) the ALARIS Board approves or recommends any Competing Transaction; (4) a Competing Transaction shall have been commenced and ALARIS shall not have sent to holders of the ALARIS capital stock, within ten business days after the commencement of such tender or exchange offer, a statement disclosing that the ALARIS Board recommends rejection of such tender or exchange offer; (5) the ALARIS Board shall have refused to affirm the ALARIS Board recommendation within five business days of any written request from Cardinal Health; or (6) ALARIS breaches any of its obligations described under “—No Solicitation” that results in the individual or entity with respect to whom such obligations were breached proposing a Competing Transaction;

(e) by either Cardinal Health or ALARIS, prior to the Appointment Time, if, the Offer shall have expired or been terminated in accordance with the terms of the Merger Agreement without Cardinal Health or Subcorp having accepted for purchase any Shares pursuant to the Offer, other than by reason of a breach of the Merger Agreement by the terminating party;

(f) by Cardinal Health, prior to the Appointment Time, if ALARIS’ Majority Stockholder shall have breached his obligations under the Support Agreement to, among others, not frustrate or interfere with the Offer, the Merger, the Merger Agreement or the transactions contemplated by the Merger Agreement, or to not solicit, initiate, knowingly encourage or knowingly facilitate, or knowingly furnish or otherwise disclose nonpublic information in furtherance of, any inquiries or the making of any proposal with respect to any recapitalization, merger, consolidation or other business combination involving ALARIS, or acquisition of any capital stock from ALARIS (other than upon exercise of ALARIS Options that are (1) outstanding as of the date of the Support Agreement or (2) permitted to be granted under the terms of the Support Agreement) or ALARIS’ Majority Stockholder or the ALARIS stockholders generally or a material amount of the assets of ALARIS and any of its subsidiaries, taken as a whole, in a single transaction or a series of related transactions not in the ordinary course of business, or any acquisition by ALARIS of any material assets or capital stock of any other person not in the ordinary course of business, or any combination of the foregoing; provided, that Cardinal Health shall have given ALARIS’ Majority Stockholder and ALARIS at least five business days written notice of such breach and such breach shall not have been cured, provided further, that Cardinal Health may not terminate pursuant to this paragraph (f) until an Expiration Date;

(g) by Cardinal Health, prior to the Appointment Time, if there has been a breach by ALARIS of any representation, warranty, covenant or agreement set forth in the Merger Agreement, which breach would reasonably be expected to result in any condition set forth in Section 14—“Conditions of the Offer” or “—Conditions to Consummation of the Merger” not being satisfied and such breach is not reasonably capable of being cured and such condition is not reasonably capable of being satisfied within 30 days after the receipt of notice of the breach shall have been received by the party alleged to be in breach;

(h) by ALARIS, prior to the Appointment Time, if there has been a breach by Cardinal Health or Subcorp of any representation, warranty, covenant or agreement set forth in the Merger Agreement, which breach would reasonably be expected to result in any condition set forth in Section 14—“Conditions of the Offer” or “—Conditions to Consummation of the Merger” not being satisfied and such breach is not reasonably capable of being cured and such condition is not reasonably capable of being satisfied within 30 days after the receipt of notice of the breach shall have been received by the party alleged to be in breach;

(i) by ALARIS pursuant to the provisions described under “—Fiduciary Right of Termination” prior to the Appointment Time; or

(j) by ALARIS, if Subcorp shall have failed to commence the Offer within the time period required by provisions described in “—The Offer,” unless the failure to satisfy any condition precedent described in “—The Offer” resulted solely from a breach by ALARIS of any representation, warranty, covenant or agreement set forth in the Merger Agreement.

Effect of Termination. In the event of the termination of the Merger Agreement in accordance with its terms, the Merger Agreement shall become void and have no effect, without any liability on the part of any party to the Merger Agreement or its directors, officers or stockholders, other than certain specified provisions, which provisions shall survive any such termination; provided, that no party would be relieved from liability for any material breach of any provisions of the Merger Agreement, and provided, further, that, if it shall be judicially determined that termination of the Merger Agreement was caused by an intentional breach of it, then, in addition to other remedies at law or equity for breach of the Merger Agreement, the party to the Merger Agreement so found to have intentionally breached the Merger Agreement shall indemnify and hold harmless the other parties to the Merger Agreement for their respective out-of-pocket costs, fees and expenses of their counsel, accountants, financial advisors and other experts and advisors as well as fees and expenses incident to negotiation, preparation and execution of the Merger Agreement and related documentation.

If the Merger Agreement is terminated pursuant to clauses (c), (d) or (e) described under “—Termination,” and at any time prior to such termination a proposal by a person other than Cardinal Health or its affiliates regarding a Business Combination (as described in this paragraph below) shall have been made on a bona fide basis to ALARIS or any of ALARIS’ directors, officers, employees, agents, significant stockholders or representatives or that shall have been publicly disclosed or that a person other than Cardinal Health or its affiliates has indicated publicly or to ALARIS or any of ALARIS’ directors, officers, employees, agents, significant stockholders or representatives a bona fide interest in making or pursuing such a proposal regarding a Business Combination, and within nine months after the date of any such termination ALARIS enters into a letter of intent, agreement-in-principle, acquisition agreement or other similar agreement with respect to, or publicly announces, a Business Combination or consummates a Business Combination and the transaction so provided for in such letter of intent, agreement-in-principle, acquisition agreement or other similar agreement is consummated within 12 months after the date of any such termination, then ALARIS will, upon consummation of such Business Combination, pay to Cardinal Health in cash by wire transfer in immediately available funds to an account designated by Cardinal Health a termination fee in an amount equal to $52,500,000. “Business Combination” means (a) a merger, consolidation, share exchange, business combination or similar transaction involving ALARIS as a result of which ALARIS stockholders, prior to such transaction, in the aggregate, cease to own at least 50.1% of the voting power and at least 50.1% of the aggregate market value of the voting securities of the entity surviving or resulting from such transaction (or the ultimate parent entity thereof), (b) a sale, lease, exchange, transfer or other disposition of more than 50% of the assets of ALARIS and its subsidiaries, taken as a whole, in a single transaction or a series of related transactions (other than to customers in the ordinary course of business), or (c) the acquisition, by a person (other than Cardinal Health or any affiliate thereof) or “group” (as defined under Section 13(d) of the Exchange Act) of “beneficial ownership” (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of ALARIS common stock, whether by tender or exchange offer or otherwise.

Amendment. The Merger Agreement may be amended by ALARIS, Cardinal Health and Subcorp at any time before or after any approval of the Merger Agreement by ALARIS stockholders, but, after any such approval, no amendment shall be made that by law requires further approval or authorization by the ALARIS stockholders without such further approval or authorization. Any amendment must be made by an instrument in writing signed on behalf of each of ALARIS, Cardinal Health and Subcorp.

Extension; Waiver. At any time prior to the Effective Time, Cardinal Health and Subcorp (with respect to ALARIS) and ALARIS (with respect to Cardinal Health and Subcorp) by action taken or authorized by their respective boards of directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of such other party to the Merger Agreement, (b) waive any inaccuracies in the representations and warranties contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement and (c) waive compliance with any of the agreements or conditions contained in the Merger Agreement. Any agreement on the part of a party to the Merger Agreement to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.

Expenses. All costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement shall be paid by the party to the Merger Agreement incurring such expenses, except filing fees incurred in connection with filings required of any party hereto or any of its subsidiaries under the HSR Act with respect to the transactions contemplated by the Merger Agreement and filing fees incurred in connection with Commission filings relating to the Offer, the Merger and the transactions contemplated by the Merger Agreement and printing and mailing costs related thereto, all of which shall be shared equally by Cardinal Health and ALARIS.

(c) The Support Agreement. The following summary description of the Support Agreement is qualified in its entirety by reference to the Support Agreement, which is filed as an exhibit to the Tender Offer Statement on Schedule TO that has been filed with the Commission, which ALARIS stockholders may examine and copy as set forth in Section 8—“Information Concerning ALARIS” and Section 9—“Information Concerning Cardinal Health and Subcorp.”

On May 18, 2004, contemporaneous with the execution of, and in order to induce Cardinal Health and Subcorp to enter into, the Merger Agreement, Jeffry M. Picower (“Mr. Picower”) and certain of his affiliates, Decisions Incorporated (“DI”), JD Partnership, L.P. (“JD”) and JA Special Partnership Limited (“JA,” and collectively with Mr. Picower, DI and JD, “ALARIS’ Majority Stockholder”) and Cardinal Health entered into a Support/Tender Agreement (the “Support Agreement”). The Support Agreement provides, among other things, that ALARIS’ Majority Stockholder will, during the Term (as defined below), irrevocably tender all of his Shares as soon as practicable but in no event later than seven business days after the Offer is commenced, and, prior to the end of the Term, to not withdraw from the Offer any of his Shares.

The Support Agreement further provides that at any meeting of the ALARIS stockholders held during the Term, however called, or if action by written consent of the ALARIS stockholders is sought during the Term, ALARIS’ Majority Stockholder will: (a) vote (or execute a consent with respect to) his Shares in favor of the Merger; (b) vote (or execute a consent with respect to) his Shares against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of ALARIS under the Merger Agreement; and (c) vote (or execute a consent with respect to) his Shares against any action or agreement (other than the Merger Agreement or the transactions contemplated by the Merger Agreement) that would, directly or indirectly, impede, interfere with, delay, postpone or, directly or indirectly, discourage the Offer or the Merger.

During the Term, ALARIS’ Majority Stockholder will not sell or otherwise transfer, or dispose of or grant any interest in any of his Shares or any direct or indirect economic or other interest in those shares of ALARIS common stock or securities convertible into shares of ALARIS common stock or any voting rights with respect to any of those shares, or agree to do any of the foregoing (a “Transfer”), other than transfers, dispositions or grants permitted under the terms of the Support Agreement. The term “Transfer” also includes any pledge, hypothecation, encumbrance, assignment or constructive sale or other disposition of such security or the record or beneficial ownership thereof, the offer to make a sale, transfer, constructive sale or other disposition, and each agreement, arrangement or understanding whether or not in writing, to effect any of the foregoing. As used in the Support Agreement, the term “constructive sale” means a short sale with respect to such security, entering into or acquiring a derivative contract with respect to such security, entering into or acquiring a futures or forward contract to deliver such security or entering into any transaction that has substantially the same effect as any of the foregoing. For a period of 18 months after the Term, immediately upon the occurrence of a Transfer of the Shares of ALARIS’ Majority Stockholder, he will provide written notice to Cardinal Health of such Transfer and the material terms and conditions associated with such Transfer.

In the event (a) of any stock dividend, stock split, recapitalization, reclassification, combination or exchange of shares of capital stock of ALARIS or any of its subsidiaries that affects ALARIS’ Majority Stockholder’s Shares, (b) ALARIS’ Majority Stockholder purchases or otherwise acquires beneficial ownership of or an interest in any shares of capital stock of ALARIS or any of its subsidiaries after the execution of the Support Agreement (including by conversion) or (c) ALARIS’ Majority Stockholder voluntarily acquires the right to vote or share in the voting of any shares of capital stock of ALARIS or any of its subsidiaries other than his Shares (collectively, “New Shares”), ALARIS’ Majority Stockholder will deliver promptly to Cardinal Health written notice of his acquisition of New Shares which notice will state the number of New Shares so acquired. ALARIS’ Majority Stockholder agrees: (a) not to purchase shares of ALARIS common stock from the date of the Support Agreement until the final Expiration Date and (b) that any New Shares acquired or purchased during the Term and after the final Expiration Date of the Offer by ALARIS’ Majority Stockholder will be subject to the terms of the Support Agreement and will constitute Shares of ALARIS’ Majority Stockholder to the same extent as if those New Shares were owned by ALARIS’ Majority Stockholder on the date of the Support Agreement.

If (i) the Merger Agreement has been terminated by Cardinal Health under the circumstances described in paragraphs (d), (g) or (f) of “—Termination”, or by ALARIS under the circumstances described in paragraph (i) of “—Termination”, or by ALARIS or Cardinal Health under the circumstances described in paragraph (a), (c) or (e) of “—Termination” (but only if such termination under such circumstances results from a failure to satisfy any one or more of the conditions described in items (c), (d), (e), (f), (g) or (i) of Section 14—“Conditions of the Offer”), in each case, under circumstances in which a Bona Fide Proposal (as defined below) has been made or disclosed during the Term, (ii) within twelve months after the end of the Term, ALARIS enters into a letter of intent, agreement-in-principle, acquisition agreement or other similar agreement (each, an “Acquisition Agreement”) with someone other than Cardinal Health or any of Cardinal Health’s affiliates providing for an Alternative Transaction (as defined below) and (iii) the Alternative Transaction so provided for in such Acquisition Agreement is consummated within eighteen months after the end of the Term, then ALARIS’ Majority Stockholder will pay to Cardinal Health immediately upon receipt an amount equal to 100% of the Profit (as defined below) received by ALARIS’ Majority Stockholder, if any, in connection with such transaction. Any payment to Cardinal Health hereunder shall be made in the same form as the consideration received from the Alternative Transaction (and, if the consideration so received was in more than one form, then in the same proportion as the forms of consideration so received).

If (i) Cardinal Health increases the amount paid per share of ALARIS common stock over $22.35 and the Shares of ALARIS’ Majority Stockholder has been transferred to Cardinal Health pursuant to the Offer, or (ii) (x) the Merger Agreement has been terminated by Cardinal Health under the circumstances described in paragraphs (d), (g) or (f) of “—Termination”, or by ALARIS under the circumstances described in paragraph (i) of “—Termination”, or by ALARIS or Cardinal Health under the circumstances described in paragraph (a), (c) or (e) of “—Termination” (but only if such termination under such circumstances results from a failure to satisfy any one or more of the conditions described in items (c), (d), (e), (f), (g) or (i) of Section 14—“Conditions of the Offer”), in each case, under circumstances in which a Bona Fide Proposal shall have been made or disclosed during the Term, (y) within twelve months after the end of the Term, ALARIS has entered into an Acquisition Agreement with Cardinal Health or any of its affiliates providing for a transaction in which any Shares of ALARIS’ Majority Stockholder are to be transferred to Cardinal Health or any of its affiliates and (z) the transaction so provided for in such Acquisition Agreement is consummated within eighteen months after the end of Term, then, in each such case, ALARIS’ Majority Stockholder will pay to Cardinal Health immediately upon receipt an amount equal to 80% of the Profit obtained by ALARIS’ Majority Stockholder, if any, in connection with such transaction. Any payment to Cardinal Health hereunder will be made in the same form as the consideration received from the transaction (and, if the consideration so received was in more than one form, then in the same proportion as the forms of consideration so received).

For purposes of the Support Agreement, “Profit” of ALARIS’ Majority Stockholder will equal the aggregate consideration received by him, directly or indirectly, in respect of the Transfer of his Shares, valuing any non-cash consideration (including any residual interest in ALARIS whether represented by ALARIS common shares or other securities of ALARIS to extent that ALARIS has engaged in a spin-off, recapitalization or similar transaction) at its fair market value as of the date of consummation less the product obtained by multiplying $22.35 by the number of Shares Transferred by ALARIS’ Majority Stockholder in that Transfer. Any amounts to be recovered under this paragraph will be reduced by the actual amount of any damages paid to Cardinal Health in respect of any breach of the Merger Agreement by ALARIS; it being understood that Cardinal Health has no duty or obligation to seek any such damages.

As used in the Support Agreement, the term “Alternative Transaction” includes any recapitalization, merger, consolidation or other business combination involving ALARIS, or acquisition of any capital stock from ALARIS (other than upon exercise of ALARIS Options that are (i) outstanding as of May 18, 2004 or (ii) permitted to be granted under the terms of the Support Agreement) or ALARIS’ Majority Stockholder generally or a material amount of the assets of ALARIS and any of its subsidiaries, taken as a whole, in a single transaction or a series of related transactions not in the ordinary course of business, or any acquisition by ALARIS of any material assets or capital stock of any other person not in the ordinary course of business, or any combination of the foregoing.

As used in the Support Agreement, a “Bona Fide Proposal” is a proposal by someone other than Cardinal Health or its affiliates regarding an Alternative Transaction that has been made on a bona fide basis to ALARIS or any of ALARIS’ directors, officers, employees, agents or representatives or to ALARIS’ Majority Stockholder or that has been publicly disclosed or that someone other than Cardinal Health or its affiliates has indicated publicly or to ALARIS or any of ALARIS’ directors, officers, employees, agents or representatives or to ALARIS’ Majority Stockholder a bona fide interest in making or pursuing such a proposal.

The term of the Support Agreement (the “Term”) commences on May 18, 2004 and, unless the Support Agreement sooner terminates by its terms as described in this paragraph or is terminated by ALARIS’ Majority Stockholder as described in this paragraph, expires upon completion of the Merger. The Term terminates automatically upon termination of the Merger Agreement or the expiration of the Offer. In addition, ALARIS’ Majority Stockholder may, upon notice to Cardinal Health to that effect, terminate the Term if, without the prior express written consent of ALARIS’ Majority Stockholder, any one or more of the following has occurred: (i) the Offer or the Merger Agreement has been amended to provide that the amount to be paid for ALARIS’ Majority Stockholder’s Shares is less than $22.35, net to the seller, in cash, (ii) all of ALARIS’ Majority Stockholder’s Shares have been tendered into the Offer and have not been purchased and fully paid for pursuant to the Offer prior to the later of (x) July 30, 2004, or (y) the first business day after the Expiration Date of the Offer (including any extensions pursuant to Section 1.1 of the Merger Agreement), provided that except as provided below in no event will such date extend beyond August 31, 2004 (it being agreed that if prior to such date a Bona Fide Proposal has been made or disclosed, ALARIS’ Majority Stockholder will not have the right to terminate the Term pursuant to this clause) or (iii) the Offer or the Merger Agreement is amended such that the Minimum Condition represents a portion of the shares of ALARIS common stock outstanding on the date of purchase greater than the fraction equal to (x) one share more than the number of shares equal to (A) shares of ALARIS common stock held by ALARIS’ Majority Stockholder plus (B) a majority of the then issued and outstanding shares of ALARIS common stock (other than (1) shares of ALARIS common stock held by ALARIS’ Majority Stockholder and (2) shares of ALARIS common stock owned beneficially or of record by directors or executive officers of ALARIS (and/or any other persons required by applicable law to have their shares of ALARIS common stock owned beneficially or of record excluded from such calculation)) divided by (y) the number of shares of ALARIS common stock outstanding on the date of purchase.

As of May 18, 2004, ALARIS’ Majority Stockholder beneficially owned an aggregate of 46,643,209 Shares.

(d) Statutory Requirements. In general, under the DGCL a merger of two Delaware corporations requires the adoption of a resolution by the board of directors of each of the corporations desiring to merge approving an agreement of merger containing provisions with respect to certain statutorily specified matters and the approval of the agreement of merger by the stockholders of each corporation by the affirmative vote of at least a majority of all the outstanding shares of stock entitled to vote on the merger, unless otherwise provided for in the corporation’s certificate of incorporation or, in the case of a short-form merger, as described in the next paragraph. Accordingly, except in the case of a short-form merger, a vote of at least a majority of the ALARIS stockholders is required in order to adopt the Merger Agreement. The Shares entitle the ALARIS stockholders to voting rights. If the Minimum Condition is satisfied, Subcorp will have sufficient voting power to approve the Merger Agreement by written consent or at a duly convened ALARIS stockholders’ meeting without the affirmative vote of any other ALARIS stockholder.

The DGCL also provides that, if a parent company owns at least 90% of each class of stock of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary as long as a copy of the plan of merger or an outline of the plan of merger is furnished to the remaining stockholders. Accordingly, if, as a result of the Offer or otherwise, Subcorp acquires or controls the voting power of at least 90% of the outstanding Shares, Subcorp could, and intends to, effect the Merger without any action by any other ALARIS stockholder.

(e) Appraisal Rights. No appraisal rights are available in connection with the Offer. If the Merger is consummated, however, the ALARIS stockholders that have not tendered their Shares will have certain rights under the DGCL to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. ALARIS stockholders that perfect these rights by complying with the procedures set forth in Section 262 will have the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) determined by the Delaware Court of Chancery and will be entitled to receive a cash payment equal to such fair value from the Surviving Corporation. In addition, such dissenting ALARIS stockholders (the “Dissenting Stockholders”) would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares (the “Dissenting Shares”). In determining the fair value of the Dissenting Shares, the court is required to take into account all relevant factors. Accordingly, the determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. The Weinberger court also noted that, under Section 262, fair value is to be determined “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., however, the Delaware Supreme Court stated that, in the context of a two-step cash merger, “to the extent that value has been added following a change in majority control before cash-out, it is still value attributable to the going concern,” to be included in the appraisal process. As a consequence, the fair value determined in any appraisal proceeding could be more or less than the consideration to be paid in the Offer and the Merger.

Cardinal Health does not intend to object, assuming the proper procedures are followed, to the exercise of appraisal rights by any Dissenting Stockholder and the demand for appraisal of, and payment in cash for the fair value of, the Dissenting Shares. Cardinal Health intends, however, to cause the Surviving Corporation to argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of each Dissenting Share is less than the price paid in the Merger. In this regard, ALARIS stockholders should be aware that opinions of investment banking firms as to the fairness from a financial point of view (including the opinions of Citigroup Global Markets Inc., Bear, Stearns & Co. Inc. and CIBC World Markets Corp. described in this Offer to Purchase) are not necessarily opinions as to fair value under Section 262.

The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL which will be provided to ALARIS stockholders who do not tender Shares into the Offer. ALARIS stockholders who tender shares in the Offer will not have appraisal rights.

The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL.

(f) “Going Private” Transactions. The Commission has adopted Rule 13e-3 promulgated under the Securities Exchange Act (“Rule 13e-3”), which is applicable to certain “going private” transactions and which may, under certain circumstances, be applicable to the Merger. However, Rule 13e-3 would be inapplicable if (1) the Shares are deregistered under the Securities Exchange Act prior to the Merger or other business combination or (2) the Merger or other business combination is consummated within one year after the purchase of the Shares pursuant to the Offer and the amount paid per Share in the Merger or other business combination is at least equal to the amount paid per Share in the Offer. Cardinal Health and Subcorp believe that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one year following the consummation of the Offer and, in the Merger, the ALARIS stockholders will receive the same price per Share as paid in the Offer. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the fairness of the proposed transaction and the consideration offered to minority stockholders in the transaction be filed with the Commission and disclosed to stockholders prior to the consummation of the transaction.

(g) Plans for ALARIS. In connection with the Offer, Cardinal Health and Subcorp have reviewed and will continue to review various possible business strategies that they might consider in the event that Subcorp acquires control of ALARIS, whether pursuant to the Offer, the Merger or otherwise. These changes could include, among other things, changes in ALARIS’ business corporate structure, capitalization and management. Upon the consummation of the Merger, ALARIS will become a wholly owned subsidiary of Cardinal Health.

The ALARIS Board has approved the Merger and the Merger Agreement. Depending upon the number of Shares purchased by Subcorp pursuant to the Offer, the ALARIS Board may be required to submit the Merger Agreement to the ALARIS stockholders for their approval. ALARIS has agreed to obtain ALARIS stockholder approval of the Merger Agreement and the Merger, if required, by written consent as promptly as practicable and to promptly prepare and file with the Commission an information statement relating to the Merger and the Merger Agreement and cause the information statement to be mailed to the ALARIS stockholders; provided that ALARIS may elect to obtain ALARIS stockholder approval by causing a meeting of the ALARIS stockholders to be held in accordance with the DGCL. If ALARIS stockholder approval is required, the Merger Agreement must be approved by a majority of all votes entitled to be cast at the ALARIS stockholders meeting.

If the Minimum Condition is satisfied, Subcorp will have sufficient voting power to approve the Merger Agreement by written consent or at a duly convened meeting of the ALARIS stockholders without the affirmative vote of any other ALARIS stockholder. Subcorp has agreed to vote for or enter into a written consent with respect to all Shares acquired by Subcorp in the Offer to cause the approval of the Merger. If Subcorp acquires at least 90% of the then-issued and outstanding Shares pursuant to the Offer, the Merger will be consummated without a meeting of ALARIS stockholders and without the approval of the ALARIS stockholders. The Merger Agreement provides that Subcorp will be merged with and into ALARIS and that Subcorp’s Certificate of Incorporation and Subcorp’s By-laws will be the Surviving Corporation’s Certificate of Incorporation and the Surviving Corporation’s By-laws following the Merger; provided that the name of the Surviving Corporation will be “ALARIS Medical Systems, Inc.”

12.	Source and Amount of Funds

Subcorp estimates that the total amount of funds required to purchase all outstanding Shares pursuant to the Offer and to complete the Merger and to pay related fees and expenses will be approximately $1.717 billion after giving effect to proceeds received in connection with the exercise of ALARIS Options and excluding ALARIS’ fees and expenses. After completion of the Offer, to the extent that it is not left outstanding on the same or modified terms, Cardinal Health expects to repay or refinance up to approximately $338 million of outstanding indebtedness of ALARIS. Cardinal Health will ensure that Subcorp has sufficient funds to acquire all of the outstanding Shares pursuant to the Offer and the Merger. Cardinal Health has available the necessary funds from its ongoing free cash flow and available sources of debt including existing and new credit facilities and lines of credit to complete the Offer and the Merger, and will cause Subcorp to have sufficient funds available to complete the Offer and the Merger. In connection with the Offer and the Merger, Cardinal Health has entered into a credit facility, as described in the Commitment Letter, dated May 18, 2004 and attached as Exhibit (b), with Goldman Sachs Credit Partners L.P. as the sole Lead Arranger, Bookrunner, Syndication Agent and Administrative Agent, in the aggregate principal amount of $1 billion. If Cardinal Health borrows under this facility, it expects to repay the borrowings under the credit facility out of cash from operations and the proceeds from other short- and long-term debt financing and/or equity issuances.

13.	Dividends and Distributions

The Merger Agreement provides that, without the prior written consent of Cardinal Health, ALARIS will not, and will not permit any of its subsidiaries to, prior to the Effective Time: (A) adjust, split, combine or reclassify ALARIS capital stock or that of its subsidiaries, (B) make, declare or pay any dividend or distribution on, or, directly or indirectly, redeem, purchase or otherwise acquire, any shares of ALARIS capital stock or that of its subsidiaries or any securities or obligations convertible into or exchangeable for any shares of ALARIS capital stock or that of its subsidiaries, other than dividends or distributions by any wholly owned subsidiaries of ALARIS to ALARIS or to a wholly owned, United States-based subsidiary of ALARIS, (C) grant any person any right or option to acquire any shares of ALARIS capital stock or that of its subsidiaries, except for the grant, in the aggregate of options to purchase up to 5,000 Shares, (D) issue, deliver or sell or agree to issue, deliver or sell any additional shares of ALARIS capital stock or any securities or obligations convertible into or exchangeable or exercisable for any shares of ALARIS capital stock or such securities (except pursuant to the exercise of ALARIS Options that are outstanding as of the date of the Merger Agreement or for the grant, in the aggregate, of options to purchase up to 5,000 Shares pursuant to subclause (C) above) or the capital stock or such securities of its subsidiaries, or (E) enter into any agreement, understanding or arrangement with respect to the sale, voting, registration or repurchase of ALARIS capital stock or that of its subsidiaries.

14.	Conditions of the Offer

Notwithstanding any other provisions of the Offer (subject to the terms and conditions of the Merger Agreement and any applicable rules and regulations of the Commission, including Rule 14e-1(c) promulgated under the Securities Exchange Act), Subcorp shall not be required to accept for payment or pay for, and may delay the acceptance for payment of, any Shares, if (i) there shall not be validly tendered and not properly withdrawn prior to the Expiration Date that number of Shares (disregarding any shares tendered by any executive officer or director of ALARIS) that represents at least 59,183,803 Shares, representing one share more than the number of shares equal to (a) the ALARIS’ Majority Stockholder’s shares plus (b) a majority of the then issued and outstanding ALARIS shares (other than (1) ALARIS’ Majority Stockholder’s shares and (2) shares of ALARIS common stock owned beneficially or of record by directors or executive officers of ALARIS), (ii) any applicable waiting period under the HSR Act or under any applicable foreign statutes or regulations shall not have expired or been terminated prior to the Expiration Date or any other required waiting periods, material clearances or approvals of any Governmental Authority applicable to the Offer, the Merger or the transaction contemplated by the Merger Agreement under any applicable laws shall not have expired, been obtained or terminated, as the case may be, or (iii) at any time on or after the date of the Merger Agreement and prior to the expiration of the Offer, any of the following conditions shall have occurred and continued to exist:

(a) a provision of any applicable law or a judgment, injunction, order or decree by a court of competent jurisdiction shall prohibit or enjoin the purchase of Shares pursuant to the Offer or the consummation of the Merger or shall otherwise limit the ownership or operation by Cardinal Health, ALARIS or any of their respective subsidiaries of any material portion of the businesses or assets of ALARIS or, after giving effect to the consummation of the Offer, Cardinal Health;

(b) there shall be pending any material suit, claim, action, proceeding, hearing, notice of violation, demand letter or investigation (1) by any Governmental Authority seeking to restrain or prohibit the purchase of Shares pursuant to the Offer or the consummation of the Merger, (2) by any Governmental Authority seeking to prohibit or materially limit the ownership or operation by Cardinal Health, ALARIS or any of their respective subsidiaries of, or to compel Cardinal Health, ALARIS or any of their respective subsidiaries to dispose of or hold separate, any material portion of the business or assets of Cardinal Health,

ALARIS or any of their respective subsidiaries, in each case, as a result of the purchase of Shares pursuant to the Offer or the Merger, (3) by any Governmental Authority seeking to impose limitations on the ability of Cardinal Health to acquire or hold, or exercise full rights of ownership of, any shares of the Surviving Corporation capital stock, including the right to vote the Surviving Corporation capital stock on all matters properly presented to the Surviving Corporation stockholders, or (4) by any Governmental Authority seeking to prohibit Cardinal Health or any of its subsidiaries from effectively controlling in any material respect the business or operations of ALARIS or any of its subsidiaries;

(c) any of the representations and warranties of ALARIS set forth in the Merger Agreement (other than representations and warranties set forth in Section 5.4(a) of the Merger Agreement), when read without any exception or qualification as to materiality or Material Adverse Effect (as defined below), shall not be true and correct as of the date of determination, as if such representations and warranties were made at the time of such determination (except as to any such representation or warranty that speaks as of a specific date, which must be untrue or incorrect as of such specific date), except where the failure to be so true and correct would not, individually or in the aggregate, reasonably be expected to (1) have a Material Adverse Effect on ALARIS or Cardinal Health, (2) prevent or materially delay the consummation of the Offer, (3) materially increase the cost to Subcorp of consummating the Offer to Subcorp or (4) have a material adverse effect on the aggregate benefits to Cardinal Health of the transactions contemplated by the Merger Agreement;

(d) the representations and warranties of ALARIS set forth in Section 5.4(a) of the Merger Agreement shall not be true and correct in all material respects;

(e) ALARIS shall have not performed or not complied with all agreements and covenants required to be performed by it under the Merger Agreement, when read without any exception or qualification as to materiality or Material Adverse Effect, but only if the effect of such nonperformance or noncompliance, as the case may be, would be material to ALARIS or to Cardinal Health or would have a material adverse effect on the aggregate benefits to Cardinal Health of the transactions contemplated by the Merger Agreement;

(f) ALARIS shall not have furnished Cardinal Health with a certificate dated as of the date of determination signed on its behalf by its Chief Executive Officer or any Vice President to the effect that the conditions set forth in clauses (c), (d) and (e) above have been satisfied;

(g) since the date of the Merger Agreement, except to the extent set forth in the related disclosure schedule, there shall be any change, development or event that has a Material Adverse Effect on ALARIS or a material adverse effect on the ability of ALARIS to consummate the transactions contemplated by the Merger Agreement;

(h) there shall have occurred, and continued to exist, (1) any general suspension of, or limitation on prices for, trading in securities on the New York Stock Exchange, (2) any decline of 20% or more in the S&P 500 from the close of business on the last trading day immediately preceding the date of the Merger Agreement or (3) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States;

(i) ALARIS and Cardinal Health and Subcorp shall have reached an agreement in writing that the Offer or the Merger Agreement be terminated, or the Merger Agreement shall have been terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Cardinal Health and Subcorp, may be asserted by Cardinal Health or Subcorp, regardless of the circumstances giving rise to any such conditions, and, except for the Minimum Condition, may be waived by Cardinal Health or Subcorp in whole or in part at any time and from time to time prior to the expiration of the Offer, subject to the terms of the Merger Agreement. The failure by Cardinal Health or Subcorp at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and, each such right shall be deemed an ongoing right that may be asserted at any time and from time to time prior to the expiration of the Offer.

As defined in the Merger Agreement, a “Material Adverse Effect” with respect to any party to the Merger Agreement shall mean, as to any company, a materially adverse effect on that company and its subsidiaries, taken as a whole (the “Company Group”), resulting from a change, development or event involving the business, financial condition or results of operations of the Company Group, except for changes resulting from: (A) general economic conditions in the United States, Western Europe or globally, (B) changes in GAAP, (C) the direct impact of the Merger Agreement, the announcement or performance of the Merger Agreement and the transactions contemplated by the Merger Agreement (including the impact of the Merger Agreement on relationships with customers, suppliers, distributors or employees) or (D) any decrease in the market price of Shares (excluding any change, development or event underlying such decrease to the extent such change, development or event would otherwise constitute or contribute to a Material Adverse Effect on such Company Group).

The S&P 500 is a listing of 500 corporations by Standard & Poor’s and is intended to be representative of the United States economy. It is designed to measure the performance of the 500 leading companies in the United States based on a number of criteria, including, among others, total market capitalization, financial viability and sector representation. On May 18, 2004, the last full day of trading prior to the execution of the Merger Agreement, the reported closing value of the S&P 500 was 1,091.49. On May 27, 2004, the last full day of trading prior to the date of this Offer to Purchase, the reported closing value of the S&P 500 was 1,121.28.

15.	Legal Matters; Required Regulatory Approvals

Except as set forth in this Offer to Purchase, based on Cardinal Health’s and Subcorp’s review of publicly available filings by ALARIS with the Commission and other information regarding ALARIS, neither Cardinal Health nor Subcorp is aware of any licenses or regulatory permits that appear to be material to the business of ALARIS and its subsidiaries, taken as a whole, and that might be adversely affected by Subcorp’s acquisition of Shares in the Offer. In addition, neither Cardinal Health nor Subcorp is aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency under laws regulating competition other than the filings under the HSR Act and Germany’s Act against Restrictions of Competition (discussed below) that would be required for Subcorp’s acquisition or ownership of the Shares. Should any such approval or other action be required, Cardinal Health and Subcorp expect to seek such approval or action, except as described under “—State Takeover Laws.” Should any such approval or other action be required, Cardinal Health and Subcorp cannot be certain that Cardinal Health and Subcorp would be able to obtain any such approval or action without substantial conditions or that adverse consequences might not result to ALARIS’ or its subsidiaries’ businesses, or that certain parts of ALARIS’, Cardinal Health’s, Subcorp’s or any of their respective subsidiaries’ businesses might not have to be disposed of or held separate in order to obtain such approval or action. In that event, Subcorp may not be required to purchase any Shares in the Offer. See the “Introduction” to this Offer to Purchase and Section 14—“Conditions of the Offer” for a description of the conditions to the Offer.

Certain Litigation. On May 21, 2004, Michael Gehrer, a purported holder of Shares, filed a class action complaint in Superior Court for the State of California, County of San Diego, on behalf of himself and all others similarly situated, against ALARIS and each member of the ALARIS Board (the “Complaint”). The Complaint alleges self-dealing and breach of fiduciary duty in connection with the Merger. According to the Complaint, the plaintiff seeks, among other things, an order enjoining the consummation of the Merger as well as an unspecified amount for the costs and disbursements of the lawsuit, including reasonable attorneys’ and experts’ fees. The Complaint has been filed as Exhibit (a)(13) to the Schedule 14D-9; please refer to that Exhibit for additional information.

State Takeover Laws. ALARIS is incorporated in Delaware and is subject to Section 203 of the DGCL. In general, Section 203 prevents an “interested stockholder” (including a person that has the right to acquire 15% or more of the corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder. The ALARIS Board approved for purposes of Section 203 the entering into by Subcorp, Cardinal Health and ALARIS of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement and the Support Agreement and has taken all appropriate action so that Section 203, with respect to ALARIS, will not be applicable to Cardinal Health and Subcorp by virtue of such actions.

A number of states have adopted takeover laws and regulations that purport to be applicable to attempts to acquire securities of corporations that are incorporated in those states or that have substantial assets, stockholders, principal executive offices or principal places of business in those states. To the extent that these state takeover statutes (other than Section 203) purport to apply to the Offer or the Merger, Cardinal Health and Subcorp believe that those laws conflict with United States federal law and are an unconstitutional burden on interstate commerce. In 1982, the Supreme Court of the United States, in Edgar v. Mite Corp., invalidated on constitutional grounds the Illinois Business Takeovers Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. The reasoning in that decision is likely to apply to certain other state takeover statutes. In 1987, however, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court of the United States held that the State of Indiana could, as a matter of corporate law and, in particular, those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining stockholders, as long as those laws were applicable only under certain conditions. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma because they would subject those corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a federal district court in Florida held, in Grand Metropolitan PLC v. Butterworth, that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

Except as set forth in this Offer to Purchase, Cardinal Health and Subcorp have not attempted to comply with any state takeover statutes in connection with the Offer or the Merger. Cardinal Health and Subcorp reserve the right to challenge the validity or applicability of any state law allegedly applicable to the Offer or the Merger, and nothing in this Offer to Purchase nor any action that Cardinal Health and Subcorp take in connection with the Offer is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that the statutes in question do not apply or are invalid as applied to the Offer or the Merger, as applicable, Cardinal Health and Subcorp may be required to file certain documents with, or receive approvals from, the relevant state authorities, and Cardinal Health and Subcorp might be unable to accept for payment or purchase Shares tendered in the Offer or be delayed in continuing or consummating the Offer. In that case, Subcorp may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 14—“Conditions of the Offer.”

Antitrust. Under the HSR Act, and the related rules and regulations that have been issued by the United States Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Cardinal Health by virtue of Subcorp’s acquisition of Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar-day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Cardinal Health filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on May 24, 2004, and the required waiting period with respect to the Offer and the Merger will expire at

11:59 p.m., New York City time, on June 8, 2004, unless earlier terminated by the FTC or the Antitrust Division or Cardinal Health receives a request for additional information or documentary material prior to that time. If, within the 15-calendar-day waiting period, either the FTC or the Antitrust Division requests additional information or documentary material from Cardinal Health, the waiting period with respect to the Offer and the Merger would be extended for an additional period of ten calendar days following the date of Cardinal Health’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period could be extended only by court order or with Cardinal Health’s consent. The FTC or the Antitrust Division may terminate the additional ten-calendar-day waiting period before its expiration. In practice, complying with a request for additional information or documentary material can take a significant period of time. Although ALARIS is required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither ALARIS’ failure to make those filings nor a request made to ALARIS from the FTC or the Antitrust Division for additional information or documentary material will extend the waiting period with respect to the purchase of Shares in the Offer and the Merger.

The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions, such as Cardinal Health’s acquisition of Shares in the Offer and the Merger. At any time before or after Subcorp’s purchase of Shares, the FTC or the Antitrust Division could take any action under the antitrust laws that either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, the divestiture of Shares purchased in the Offer or the divestiture of substantial assets of Cardinal Health, Subcorp, ALARIS or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general also may bring legal actions under the antitrust laws under certain circumstances. See Section 14—“Conditions of the Offer.”

In addition to the filing requirement under the HSR Act, a premerger filing is also required pursuant to Germany’s Act against Restrictions of Competition (“ARC”) and will be filed on or about May 28, 2004. Under the ARC, certain acquisition transactions may not be consummated unless certain information has been furnished to the German Federal Cartel Office and certain waiting period requirements have been satisfied. The waiting period applicable to the Merger Agreement is thirty days, with provisions for early termination.

Based upon an examination of publicly available information relating to the businesses in which ALARIS is engaged, Cardinal Health and Subcorp believe that the acquisition of Shares in the Offer and the Merger should not violate the applicable antitrust laws. Nevertheless, Cardinal Health and Subcorp cannot be certain that a challenge to the Offer and the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be. See Section 14—“Conditions of the Offer.”

16.	Fees and Expenses

Goldman Sachs & Co., Inc. (“Goldman Sachs”) has provided certain financial advisory services to Cardinal Health in connection with the Offer and the Merger. In addition, Cardinal Health has agreed to pay Goldman Sachs fees for its services and to indemnify Goldman Sachs and related parties against certain liabilities in connection with Goldman Sachs’ engagement, including certain liabilities under the United States federal securities laws. In the ordinary course of business, Goldman Sachs, its successors and affiliates may trade Shares for their own accounts and accounts of customers, and, accordingly, may at any time hold a long or short position in the Shares.

An affiliate of Goldman Sachs, Goldman Sachs Credit Partners L.P., has agreed to provide certain financing in connection with the transaction. See Section 12—“Source and Amount of Funds.” Goldman Sachs Credit Partners L.P. will receive customary fees in connection with that financing.

Cardinal Health has retained MacKenzie Partners, Inc. as Information Agent in connection with the Offer. The Information Agent may contact the ALARIS stockholders by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominee stockholders to forward material relating to the Offer to beneficial owners of Shares. Cardinal Health will pay the Information Agent reasonable and customary compensation for these services in addition to reimbursing the Information Agent for its reasonable out-of-pocket expenses. Cardinal Health has agreed to indemnify the Information Agent against certain liabilities and expenses in connection with the Offer, including certain liabilities under the United States federal securities laws. In addition, Cardinal Health has retained EquiServe Trust Company as the Depositary. Cardinal Health will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, will reimburse the Depositary for its reasonable out-of-pocket expenses, and will indemnify the Depositary against certain liabilities and expenses, including certain liabilities under the United States federal securities laws.

Except as set forth above, Cardinal Health will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer. Cardinal Health will reimburse brokers, dealers, commercial banks and trust companies and other nominees, upon request, for customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers.

17.	Miscellaneous

Cardinal Health and Subcorp are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Cardinal Health and Subcorp become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, Cardinal Health and Subcorp will make a good faith effort to comply with that state statute. If, after a good faith effort, Cardinal Health and Subcorp cannot comply with the state statute, Subcorp will not make the Offer to, nor will Subcorp accept tenders from or on behalf of, the ALARIS stockholders in that state. Cardinal Health and Subcorp have filed with the Commission a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 promulgated under the Securities Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, ALARIS has filed with the Commission the Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 promulgated under the Securities Exchange Act, setting forth the recommendation of the ALARIS Board with respect to the Offer and the reasons for the recommendation of the ALARIS Board and furnishing certain additional related information. A copy of these documents, and any amendments thereto, may be examined at, and copies may be obtained from, the Commission in the manner set forth under Section 8—“Information Concerning ALARIS” and Section 9—“Information Concerning Cardinal Health and Subcorp.”

Neither Cardinal Health nor Subcorp has authorized any person to give any information or to make any representation on behalf of either Cardinal Health or Subcorp not contained in this Offer to Purchase or in the related Letter of Transmittal, and, if given or made, you should not rely on any such information or representation as having been authorized.

Neither the delivery of the Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of Cardinal Health, Subcorp, ALARIS or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

BLUE MERGER CORP.

May 28, 2004

Schedule I

Directors and Executive Officers of Cardinal Health and Subcorp

Directors and Executive Officers of Cardinal Health. The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of Cardinal Health. Unless otherwise indicated, each director and executive officer has been so employed for a period in excess of five years. Unless otherwise indicated, the business address of each of these individuals is c/o Cardinal Health, Inc., at 7000 Cardinal Place, Dublin, Ohio 43017, and each of these individuals is a citizen of the United States of America.

1.	Directors of Cardinal Health

Name	Principal Occupation and Five-Year Employment History
Dave Bing	Chairman and Chief Executive Officer of The Bing Group, L.L.C., 11500 Oakland Avenue, Detroit, MI, an automotive and industrial parts supplier and service provider.

George H. Conrades	Chairman and Chief Executive Officer of Akamai Technologies, Inc., 8 Cambridge Center, Cambridge, MA, a provider of global internet services, since April 1999; Partner in Polaris Venture Partners since August 1998; former Executive Vice President of GTE from May 1997 to July 1998; former Chairman and Chief Executive Officer of BBN Corporation, January 1994 to May 1997.

John F. Finn	Chairman and Chief Executive Officer of Gardner, Inc., 3641 Interchange Rd., Columbus, OH, an outdoor power equipment distributor.

Robert L. Gerbig	Retired Chairman and Chief Executive Officer of Gerbig, Snell/Weisheimer & Associates, Inc., an advertising agency.

John F. Havens	Director Emeritus and retired Chairman of Bank One Corporation, a bank holding company.

J. Michael Losh	Retired Chairman of Metaldyne Corporation, a manufacturer of components primarily for the automotive industry, October 2000 to April 2002; retired Chief Financial Officer of General Motors Corporation, 1994 to August 2000.

John B. McCoy	Retired Chairman of the Board of Corillian Corporation, a provider of internet-related financial services, from June 2000 to January 2004; retired Chief Executive Officer of Bank One Corporation, 1984 to December 1999.

Richard C. Notebaert	Chairman and Chief Executive Officer of Qwest Communications International Inc., 1801 California Street, Denver, CO, a telecommunications systems company, since July 2002; former President and Chief Executive Officer of Tellabs, Inc., One Tellabs Center, a telecommunication systems company, from September 2000 to July 2002; former Chairman and Chief Executive Officer of Ameritech Corporation, a full-service communications company, April 1994 to December 1999.

Name	Principal Occupation and Five-Year Employment History
Michael D. O’Halleran	President and Chief Operating Officer of Aon Corporation, 200 East Randolph, Chicago, IL, an insurance brokerage, consulting and underwriting company.

David W. Raisbeck	Vice Chairman of Cargill, Incorporated, 15615 McGinty Road, West, Wayzata, MN, an international marketer, processor and distributor of agricultural, food, financial and industrial products and services.

Jean G. Spaulding, M.D.	Consultant to Duke University Health System, Duke University Medical Center, Durham, NC, a non-profit academic health care system, since January 2003; Trustee of The Duke Endowment, 100 N. Tryon Street, Suite 3500, Charlotte, NC, since January 2002; Private practice in psychiatry for children, adolescents and adults, 2400 Pratt Street, Suite 1500, Durham, NC, since 1977; Associate Clinical Professorships with both the Department of Psychiatry and the Department of Community & Family Medicine at Duke University Medical Center, Durham, NC, since 1998; On-camera consultant at WTVD Newschannel 11, the local ABC affiliate, 411 Liberty Street, Durham, NC, since 1997; former Vice Chancellor for Health Affairs, Duke University Medical Center and Health System, 1998 to 2002.

Matthew D. Walter	Chief Executive Officer, Bound Tree Medical, LLC, 6106 Bausch Road, Galloway, OH, a provider of medical equipment and supplies to the emergency medical market, since November 2000; Founding and Managing Partner of Talisman Capital, 109 S. High Street, Dublin, OH, since June 2000; former Vice President and General Manager of National PharmPak, Inc., a subsidiary of Cardinal Health, Inc., July 1996 to September 2000.

Robert D. Walter	Chairman and Chief Executive Officer of Cardinal Health.

2.	Executive Officers of Cardinal Health

The following is a list of the executive officers of Cardinal Health:

Name	Position
Robert D. Walter	Chairman and Chief Executive Officer of Cardinal Health.

George L. Fotiades	President and Chief Operating Officer of Cardinal Health since February 2004; President and Chief Executive Officer—Life Sciences Products and Services from January 2003 to February 2004; Executive Vice President, President and Chief Operating Officer—Pharmaceutical Technologies and Services, November 2000 to December 2002; Executive Vice President and Group President—R.P. Scherer Corporation, August 1998 to October 2000.

Ronald K. Labrum	President and Chief Executive Officer—Integrated Provider Solutions of Cardinal Health since February 2004; Executive Vice President and Group President—Medical-Surgical Products & Services, November 2000 to February 2004; President, Manufacturing & Distribution of Allegiance, October 2000 to November 2000; Corporate Vice President, Regional Companies/Health Systems of Allegiance, January 1997 to October 2000.

Name	Position
Mark W. Parrish	Executive Vice President and Group President—Pharmaceutical Distribution of Cardinal Health since January 2003; President, Medicine Shoppe International, July 2001 to January 2003; Executive Vice President—Retail Sales and Marketing, June 1999 to July 2001; Executive Vice President—Sales and Marketing, June 1997 to June 1999.

Brendan A. Ford	Executive Vice President—Corporate Development of Cardinal Health since November 1999; Senior Vice President—Corporate Development, February 1996 to November 1999.

Richard J. Miller	Executive Vice President of Cardinal Health since November 1999; Chief Financial Officer since March 1999; Acting Chief Financial Officer, August 1998 to March 1999; Corporate Vice President, April 1999 to November 1999.

Anthony J. Rucci	Executive Vice President and Chief Administrative Officer of Cardinal Health since January 2000; Executive Vice President—Human Resources, November 1999 to January 2000; Dean of the University of Illinois at Chicago’s College of Business Administration, 1998 to November 1999.

Jody R. Davids	Executive Vice President and Chief Information Officer of Cardinal Health since March 2003; Senior Vice President—Information Technology—Pharmaceutical Distribution, January 2000 to March 2003; Director of Technology Services of Nike, Inc., April 1997 to January 2000.

Gary D. Dolch	Executive Vice President, Quality and Regulatory Affairs of Cardinal Health since December 2002; Senior Vice President of Quality and Regulatory Affairs of the American Red Cross, May 2001 to December 2002; Vice President, Quality Assurance for BASF’s pharmaceutical operations under the Knoll name, April 1995 to May 2001.

Carole S. Watkins	Executive Vice President—Human Resources of Cardinal Health since August 2000; Senior Vice President—Human Resources—Pharmaceutical Distribution and Provider Services, February 2000 to August 2000; Vice President—Human Resources—Pharmaceutical Distribution, November 1996 to February 2000.

Paul S. Williams	Executive Vice President, Chief Legal Officer and Secretary of Cardinal Health since April 2001; Senior Vice President, Deputy General Counsel and Assistant Secretary, January 2001 to March 2001; Vice President, Deputy General Counsel and Assistant Secretary, July 1999 to January 2001; Vice President, Assistant General Counsel and Assistant Secretary, June 1998 to July 1999.

3.	Directors and Executive Officers of Subcorp

The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of Subcorp. Unless otherwise indicated, each director and executive officer has been so employed for a period in excess of five years. Unless otherwise indicated below, each occupation set forth opposite each person refers to employment with Cardinal Health. The business address of each of these individuals is c/o Cardinal Health, at 7000 Cardinal Place, Dublin, Ohio 43017, and each of these individuals is a citizen of the United States of America.

Name	Principal Occupation and Five-Year Employment History
George L. Fotiades President	President and Chief Operating Officer of Cardinal Health since February 2004; President and Chief Executive Officer—Life Sciences Products and Services, from January 2003 to February 2004; Executive Vice President, President and Chief Operating Officer—Pharmaceutical Technologies and Services, November 2000 to December 2002; Executive Vice President and Group President—R.P. Scherer Corporation, August 1998 to October 2000.

Brendan A. Ford Executive Vice President— Corporate Development	Executive Vice President—Corporate Development of Cardinal Health since November 1999; Senior Vice President—Corporate Development, February 1996 to November 1999.

Richard J. Miller Director; Executive Vice President—Finance	Executive Vice President of Cardinal Health since November 1999; Chief Financial Officer since March 1999; Acting Chief Financial Officer, August 1998 to March 1999; Corporate Vice President, April 1999 to November 1999.

Paul S. Williams Executive Vice President, Chief Legal Officer and Secretary	Executive Vice President, Chief Legal Officer and Secretary of Cardinal Health since April 2001; Senior Vice President, Deputy General Counsel and Assistant Secretary, January 2001 to March 2001; Vice President, Deputy General Counsel and Assistant Secretary, July 1999 to January 2001; Vice President, Assistant General Counsel and Assistant Secretary, June 1998 to July 1999.

Facsimile copies of Letters of Transmittal, properly completed and duly executed, will be accepted. The appropriate Letter of Transmittal, the Share Certificates and any other required documents should be sent or delivered by each ALARIS stockholder or the ALARIS stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

EQUISERVE TRUST COMPANY

Facsimile for Eligible Institutions: 781-575-2901 Confirm by Telephone: 800-466-2617	By Mail: EquiServe Trust Company, N.A. Attn: Corporate Actions P.O. Box 43014 Providence, RI 02940-3014	By Overnight Courier: EquiServe Trust Company, N.A. Attn: Corporate Actions 66 Brooks Drive Braintree, MA 02184

By Hand Delivery: Securities Transfer and Reporting Services Inc. c/o EquiServe Trust Company, N.A. 100 William Street, Third Floor New York, NY 10038

You may direct questions and requests for assistance to the Information Agent at its address and telephone number set forth below. You may obtain additional copies of this Offer to Purchase, the related Letter of Transmittal and other tender offer materials from the Information Agent as set forth below, and they will be furnished promptly at Cardinal Health’s expense. You also may contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

Call Collect (212) 929-5500

or

Call Toll-Free (800) 322-2885

Email: proxy@mackenziepartners.com